Exhibit 99.2

Management’s Discussion & Analysis

Management’s Discussion & Analysis

For the three and nine months ended April 30, 2020

(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the three and nine months ended April 30, 2020. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). This MD&A is supplemental to, and should be read in conjunction with, our condensed consolidated interim financial statements for the three and nine months ended April 30, 2020 and our amended and restated audited consolidated financial statements for the fiscal year ended July 31, 2019. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

•	the competitive and business strategies of the Company;

•

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and partnerships and leveraging the brands of third parties through joint ventures and partnerships;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of business activities, including potential acquisitions;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles and extract products (“cannabis derivatives”);

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the establishment of the Company’s Truss ventures with Molson Coors and the future impact thereof;

•	the establishment of the Company’s joint venture with QNBS P.C. (formerly Qannabos) for the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

•	the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the anticipated future gross margins of the Company’s operations;

•	the performance of the Company’s business and operations;

•	the Company’s ability to remain listed on the NYSE and the impact of any actions it may be required to take to remain listed; and

•	the impact of the COVID-19 coronavirus pandemic on the operations of the Company.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

•	the Company’s ability to implement its growth strategies;

•	the Company’s ability to complete the conversion or buildout of its facilities on time and on budget;

•	the Company’s competitive advantages;

•	the development of new products and product formats for the Company’s products;

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•	the Company’s ability to obtain and maintain financing on acceptable terms;

•	the impact of competition;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	the Company’s ability to maintain and renew required licences;

•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Company’s ability to keep pace with changing consumer preferences;

•	the Company’s ability to protect intellectual property;

•	the Company’s ability to manage and integrate acquisitions;

•	the Company’s ability to retain key personnel; and

•	the absence of material adverse changes in the industry or global economy.

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated June 10, 2020.

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Company Overview

HEXO is a vertically integrated consumer-packaged goods (“CPG”) cannabis company in Canada with global ambitions. The global cannabis market is estimated to reach $250 billion in the next 10 years1. HEXO believes that in a few years a handful of companies will control a significant portion of the global market share, and that we are positioning ourselves to be one of these companies2. We believe that having a strong foothold in operational excellence, executing at scale, growing low-cost high-quality cannabis, and becoming profitable in Canada is critical to attaining a successful global platform. Our presence covers over 95% of the Canadian population via most major Canadian markets, our governmental and private retail distribution agreements and five-year contract as a preferred supplier with Quebec’s Société québécoise du cannabis (“SQDC”). We continue to reinvest in our technology platform, focusing on the future of cannabis, and our proven ability to create new products and formulations that meet the increasing demands of the global cannabis consumer. With award-winning products such as Elixir, Canada’s first line of cannabis peppermint oil sublingual sprays, and decarb, an activated cannabis powder designed for oral consumption, hash and oil extract drops, we possess one of the cannabis industry’s top cannabis IP portfolio’s3 and are among the cannabis industry’s top innovators.

Our goal is to become a top global cannabis company with a leading market share in Canada. After establishing a strong presence within our home market of Quebec, we have expanded nationally. To date, we have sold over 31,378 kg of adult-use and medical cannabis to thousands of Canadians who count on us for safe and reputable, high-quality products. We have developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving our customers.

The Canadian cannabis industry has grown significantly since its inception, however there have been several changes in market conditions and assumptions which have created significant challenges for the legal market in Canada, and HEXO. Revenue growth in the Canadian market continues to be hindered by slower than expected store openings, particularly in Ontario, which is the most populous province in Canada. Pricing levels have continued to decrease since legalization and consumer sell through has been slower than expected. We have launched Original Stash, a value brand that is designed to combat the illegal market and increase our overall market share.

During the nine months ended April 30, 2020, we have strengthened our capital position by raising over $175,000 through public and private offerings. Based on the Company’s working capital as at April 30, 2020 and forecasted cash flows are expected to provide sufficient liquidity to meet cash outflow requirements through April 30, 2021. Please see “Financial Position - Liquidity and Capital Resources – Going Concern” in this MD&A, for a more detailed discussion.

We are currently dual listed on the TSX and the NYSE4 and in doing so have increased HEXO’s access to the United States and global investors.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis, cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

Vision, Mission and Values

MISSION

To enhance people’s enjoyment of life by creating globally trusted brands of easy-to-use and easy-to-understand cannabis products.

VISION

To create branded, consistent, quick onset and offset cannabis experiences for sleep, sport, sex and fun delivered through a full range of “Powered by HEXO” products developed in-house and in partnership with Fortune 500 partners.

OUR VALUES

Execution - deliver on our commitments;

Collaboration - work towards our common goals, grow through radical and respectful honesty and share in our collective success;

[1]	Source: Piper Jaffray research report dated January 8, 2019 entitled “Cannabis: Growing Legal Opportunities Drive Attractive Growth Outlook”.
[2]

Based on: (i) analyst commentary on the development of the cannabis industry in Canaccord Genuity Corp.’s report entitled “Cannabis Monthly, February 2019”, dated February 20, 2019; (ii) the example of how the alcohol industry developed and consolidated post-prohibition, general commentary and analysis about the adult-use cannabis industry to the effect that, as a similar regulated industry, it can be expected to develop and consolidate in a similar fashion, and evidence that this is currently the trend in the industry; (iii) the Company’s review of existing and developing cannabis sales by other licensed producers since the legalization of the adult-use cannabis market; (iv) the Company’s current position in the adult-use market and its belief as to its competitive advantages arising from: (A) being a market leader in Quebec, its expansion into other select markets in Canada particularly Ontario, and increasing market share of sales in those markets; (B) offering a selection of products at a variety of price points; (C) maintaining a competitive cost structure; and (D) its joint venture with Molson Coors.

[3]	Based upon a third-party report from August 1, 2019 to April 30, 2020 which compares the Company’s filed patents relative to its peers in the Canadian Cannabis market using public data.
[4]

On April 7, 2020 that the Company was no longer in compliance with the NYSE’s US$1.00 share price continued listing standard (the “Price Listing Standard”) as a result of the average closing price of its common shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. See section ‘Non-Compliance with NYSE Listing Notification.’

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Innovation - innovate through our products and our business solutions. We take risks, learn, grow from failure and continuously strive for excellence; and

Integrity - do the right thing, for our people, our shareholders, our consumers, our community and our planet.

Strategic Priorities

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – innovation, cultivation, production, product development, distribution – we exercise rigor which allows us to offer adult-use consumers and medical cannabis patients uncompromising quality and safety.

Our strategy is built on three pillars: operational excellence, innovation and market leadership. In striving to achieve operational excellence our immediate focus remains on effective demand planning and production. We continue to implement more effective techniques to streamline operations, lower production costs and drive meaningful improvements in yields as we renew focus on profitability. Our innovation department is actively working towards developing innovative products for the Canadian cannabis derivatives market. We plan to invest in even better, science-backed cannabis experiences and platform technology, as we continue to develop advanced ingredients formulations for use with our partners. To expand our market leadership, we will use our dominant position in our home province of Quebec to strengthen distribution in select markets across the country with our brands, Up, HEXO and Original Stash.

We have positioned ourselves to meet the Canadian cannabis beverage demand through Truss Limited Partnership (“Truss” or “Truss Beverage Co.”) our venture with Molson Coors Canada (“Molson Canada”). Through this venture, we expect to launch a full line of cannabis beverage and extract products “powered by HEXO”. In May 2020, the VeryvellTM line of water-soluble cannabis extract drops were launched for public consumption across several Canadian provinces, representing Truss Beverage Co.’s first product offerings. The VeryvellTM line consists of Exhale; a CBD dominant product, Tingle; a balanced 1:1 CBD/TCH product and Yawn; a THC dominant product. This product line utilizes a dosing cap to provide more control over dosage and offers a range of preferred experiences.

As at April 30, 2020 Truss continues working towards the launch of additional cannabis products, such as, ready to drink beverages into the cannabis 2.0 market and focusing on the ongoing development of its formulations and product branding initiatives. Together, with Truss, we continue to work towards finalizing the infrastructure required to bring operations fully online at our Belleville facility. Truss will operate out of a separate space at the Belleville facility in which it will create infused beverages, while HEXO will run production and transformation operations for the cannabis infusion of the beverages in its separate space in the Belleville facility. The operations will be conducted by HEXO (through the entity HEXO Cannabis Infused Beverages or “HEXO CIB”) under its license for the facility until Truss obtains its own separate license. We expect Truss to acquire the appropriate selling license under Health Canada within the next 9 months5, at which point sales and operations will transfer to Truss. We currently expect to begin introducing ready to drink beverages to the market during the second half of this fiscal year, subject to certain risk as outlined in “Risk Factors.” The operations of HEXO CIB contributed $487 in gross sales and an immaterial contribution to the net loss during the period.

During the period, the Company and Molson Coors Beverage Company (“Molson Coors”) created a second business venture, Truss CBD USA LLC (“Truss CBD USA”). The venture was conceived to explore opportunities for non-alcoholic, hemp-derived CBD beverages in the State of Colorado. Similar to the Company’s Truss Beverage Co. venture with Molson Canada, Truss CBD USA will be majority owned by Molson Coors and will operate as a standalone entity with its own board of directors, management team, resources and go-to-market strategy. All production and distribution for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. Truss CBD USA will leverage the gained industry and manufacturing knowledge of our Canadian Truss Beverage Co. Canadian venture in its business. The State of Colorado has had legalized adult-use cannabis sales since November 2012 and possesses an already established regulatory framework for CBD products. The operations of Truss CBD USA were not material in the period.

We continue to believe in the potential of partnership opportunities in the cannabis space. Due to the length of time and level of complexity in developing arrangements under our Hub and Spoke model, we are now opening ourselves up to explore other types of

[5]	The assumption of a 9-month period to acquire licensing is derived through the Company’s internal expertise and historical experience in obtaining licensing from Health Canada.

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partnership opportunities with CPG companies. As this approach continues to evolve, we are looking forward to introducing new formulations into the cannabis market.

THREE STRATEGIC PILLARS

Operational Excellence

We have been cultivating cannabis for five years under the Cannabis Act of 2018 regulatory regime and its predecessor (“Cannabis Regulations”), growing and producing high-quality cannabis. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies, improved yields and decrease costs.

We chose to initially locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production: an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people. The conditions allow us to continue to focus on ensuring that we maintain our low-cost production and move towards achieving profitability in the Canadian market.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus in Gatineau positions us in close proximity to three of the country’s major urban areas, Montreal, Ottawa and Toronto.

We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis-specific industry expertise and other relevant business knowledge derived from a variety of industries and markets. When Canadian cannabis industry conditions shifted, HEXO was one of the first companies to take action. In the fall of 2019, we pulled back our operating costs, made the difficult decision to reduce our workforce, and reassessed our capital priorities. Management is focused on increasing utilization in our operational assets.

HEXO GROUP OF FACILITIES

Purpose Built Manufacturing

We have designed our Belleville facility as a purpose-built manufacturing center. By using specifically designed automation and best in class cannabis technology to streamline our processes, we are focusing on long term cost reductions and improvements to our portfolio wide gross margins.

The centralized location of the facility, the Company’s first outside of Quebec, is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. The Belleville facility will act as the main development and processing facility for HEXO’s cannabis derivative products. This facility further delivers on our national expansion strategy and ensures necessary

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capacity for the manufacture of advanced cannabis products, including hash, vapes, non-alcoholic beverages, and other edible cannabis products.

The process of licensing the Belleville facility occurs in phases, with the first phase of licensing having occurred during the first quarter of fiscal 2020. This first phase allows for the processing of cannabis and sale of medical cannabis out of the first completed phase of the facility. The Company received approval of an amendment to the Belleville license for the ability to sell both dried adult-use cannabis and derivative products on May 29, 2020.

The following provides information about HEXO’s facilities:

Gatineau, Quebec	HEXO’s Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space and 10,000 sq. ft. of advanced automated manufacturing space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as Building 9 or B9. Except as noted below, the facility is licensed by Health Canada (Standard Cultivation, Standard Processing, Sale for Medical Purposes, (current license was amended during the period and was effective April 7, 2020 and expires April 7, 2023), and Research (current license effective October 25, 2019 and expiring October 25, 2024)) and fully operational.

When construction on B9 started in January 2018, the initial budget for the facility was approximately $157,000 in construction costs and acquisition of production and transformation equipment for operations. It was expected construction of the facility would be completed in December 2018 and that it would be licensed by Health Canada and become operational soon thereafter in phases as internal fit up of various zones in the facility was completed post-construction and following inspections by Health Canada and subject to its then prevailing processing times. Construction of the facility was substantially completed, and a first phase of the facility was licensed in December 2018. A first harvest in this facility was completed in April 2019. Work continued in completing the fit up of additional zones and obtaining additional phased licensing.

As of October 31, 2019, the fit up of the facility was substantially complete subject to ongoing work on the final 5th phase additional cultivation zone, additional fit up of shipping and packaging areas, administrative space and front of house space and ongoing and evolving modifications to the facility’s infrastructure for constant yield and production improvement. The budget had been revised down to approximately $132,000 through scaling back ancillary capital needs and equipment in order to help reduce capital spending within the first quarter of fiscal 2020.

In October 2019, activities in 200,000 sq. ft. comprising the 5th phase of B9 were deferred by the Company as part of its cost-cutting measures. The construction of the 5th phase resumed during the second quarter of fiscal year 2020. During the third quarter of fiscal year 2020, the 5th phase construction was again put on hold in order to prioritize and allocate capital resources to align with current production and business initiatives. The finalization of the security system and lighting, along with other minor fit ups are required to have the final phase licensed and will resume in the fall of 2020.

As at April 30, 2020 the approved budget remained at $132,000 and total costs incurred to date were approximately $130,350. The remaining approved budget is $1,650.

As of the date of this MD&A, management is undergoing an assessment of revising the budget further to include an approximate additional $10,000 - $20,000 in fit-ups related to ongoing and evolving modifications to the facility’s infrastructure for constant yield and production improvement. The expected completion for the project is estimated in the first half of the fiscal 2021.

As noted in in section ‘Going Concern’ the Company’s existing net working capital is expected to provide sufficient liquidity to meet cash flow requirements over the next twelve months. The Company’s success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

Brantford, Ontario	HEXO’s Brantford, Ontario facility is an additional cultivation facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land, which was acquired through HEXO’s acquisition of Newstrike Brands Ltd. in May 2019. The facility was designed and engineered to permit pharmaceutical-quality management standards utilized by Canada’s pharmaceutical manufacturers to be used in the production of cannabis in all acceptable forms. The facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing and Sale for Medical Purposes (current licence effective December 6, 2019 and expiring December 6, 2022)) and fully operational.

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Niagara, Ontario	HEXO’s Niagara, Ontario facility is an additional cultivation facility, featuring 455,000 sq. ft. of greenhouse cultivation space (once retrofitted) on 16.6 acres of land, which was acquired through HEXO’s acquisition of Newstrike Brands Ltd. The facility was previously an automated, modern “Dutch-Tray” 200,000 sq. ft. facility, and was undergoing retrofitting and expansion to 455,000 sq. ft. The facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing and Sale for Medical Purposes (current licence effective November 29, 2019 and expiring March 29, 2021)). The facility is not currently operational and is held for sale as April 30, 2020.

Operations at the facility were suspended by the Company in October 2019 as part of the Company’s cost-cutting measures to rightsize its operations given current market conditions and over-capacity in the market and with a view to profitability and sustainability.

On March 2, 2020, the Company completed a strategic review of its cultivation capacity and made the decision to market the Niagara facility and the associated excess equipment for sale. On April 27, 2020 the Board of Directors approved the sale of the Niagara property. Subsequent to April 30, 2020, on May 25, 2020 the Company accepted an offer to sell the property and related assets for total consideration of approximately $11,000. The sale is expected to close before year end.

Belleville, Ontario	HEXO’s Belleville, Ontario facility is its planned Belleville facility for processing and manufacturing, distribution and product research and development, featuring 912,600 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility[6], with rights of first offer and first refusal to lease the remaining space in the facility. The facility is planned to be the Company’s main production facility for processing, extraction and packaging, research and development and the manufacture of ancillary cannabis products. The Company’s venture, Truss is planned to operate at this facility, including under HEXO’s license until Truss obtains a separate license from Health Canada. The facility is owned by Belleville Complex Inc., 25% of which is owned by the Company and the balance of which is owned by Olegna Holdings Inc. a company affiliated with a director of the Company, Vincent Chiara. The Company has subsequently increased its leased space in the facility to 912,600 sq. ft. and subleased 183,600 sq. ft. to Truss.

The Belleville facility is licensed by Health Canada (Standard Processing and Sale for Medical Purposes (current licence effective October 25, 2019 and expiring October 5, 2020)) and operations commenced there in November 2019 for certain packaging activities permitted by this licence. HEXO has applied for an amendment to the licence to authorize non-medical sale of additional cannabis product types, including derivative products. This process is subject to an inspection by Health Canada. The separate site licensing amendment is dependent on completion of certain additional construction work for additional fit-ups required for the activities associated with this licensing and is subject to then prevailing Health Canada processing times. HEXO previously expected to obtain this amendment in or around April 2020, due to the impact of COVID-19 there were some delays in this process, ultimately the amendment was received on May 29, 2020. Following this are final phases of the facility’s fit up and equipment installation and modification will occur, which is expected to be completed in the later half of fiscal 2020.

When construction on the Belleville facility started in January 2019, the initial budget for the facility was approximately $188,000 in improvements and acquisition of production and transformation equipment for operations. It was expected construction of the facility would be completed in April 2019 and that it would be licensed by Health Canada and become operational soon thereafter in phases as internal fit up of various zones in the facility was completed post-construction and following inspections by Health Canada and subject to its then prevailing processing times. Construction of the facility was substantially completed and the initial licensing of the facility was obtained in October 2019.

As at October 31, 2019, approximately $68,164 had been incurred and the budget had been revised to approximately $112,729 in the prior quarter as the Company scaled back the facility’s receiving/storage space, processing rooms and staff support/office area for savings of $70,000. An additional $5,000 was added to the budget to accommodate the new strategy of Truss operating under HEXO’s license within the facility until Truss obtains a separate license. Accordingly, as at October 31, 2019, budgeted expenditures of approximately $44,565 remained to bring the facility to a position for non-medical sales and derivative product sales licensing, as well as operational efficiency and improvement needs which do not necessarily correlate to the licensing timeline of the facility.

As of April 30, 2020, our research amendment application for this site is with Health Canada for review and assessment. This amendment will allow for the development of edible products, increased research capacity and improve related intellectual property development at the site

As at April 30, 2020 the approved budget remained unchanged at $112,729. and total costs incurred were approximately $101,527. Additional fit-ups are being considered in the range of $8,000 - $18,000 to accommodate the Company’s new range of products under cannabis 2.0. The remaining budget is $11,202 to bring the facility to a position for non-medical sales and derivative product sales licensing, as well as operational efficiency and

[6]	Initially configured as a 2 million sq.ft. facility, subsequently, remodeled down to approximately 1.5 million sq.ft.

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improvement needs which do not necessarily correlate to the licensing timeline of the facility. The project is expected to be completed in the later half of fiscal 2020.

As noted in in section ‘Going Concern’ the Company’s existing net working capital is expected to provide sufficient liquidity to meet cash flow requirements over the next twelve months. The Company’s success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

Montreal, Quebec (distribution)	HEXO’s Montreal Quebec distribution facility is a warehouse and distribution centre, featuring 58,000 sq. ft. of leased commercial space. The facility serves as a warehouse and distribution centre for Quebec adult-use webstore orders for the SQDC, which are managed for the SQDC by HEXO and Metro Supply Chain Group Inc. It houses product from all the licensed producers who have contracts with the SQDC and serves as the sole distribution point for all direct-to-consumer shipments within the Province of Quebec for orders placed through the SQDC online webstore. This facility is fully operational, having commenced operations in October 2018. This facility is regulated by the SQDC and does not require licensing by Health Canada.

Vaughan, Ontario	HEXO’s Vaughan, Ontario facility is its planned cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The build out of this facility, which includes a sensory testing area and a complete commercial kitchen is expected to be completed in the fourth quarter of fiscal 2020. The major remaining activity to complete the facility is the installation of the security system. Total estimated construction costs for the facility are approximately $1,118. The facility is not yet licensed by Health Canada. Licensing of the facility by Health Canada is dependent on completion of construction and Health Canada inspection and is subject to then prevailing Health Canada processing times. As at April 30, 2020, approximately $774 of capital expenditures were incurred, leaving an approximate remaining budget of $344.

Montreal, Quebec (research)	HEXO’s Montreal, Quebec research facility is its planned general research and development laboratory for advanced cannabis platforms (i.e., products and methods of consumption), featuring 19,600 sq. ft. of leased commercial space. The build out of this facility is expected to be completed in August 2020, delayed from May 2020 due to the impact of COVID-19. Total estimated construction costs for the facility are approximately $611. The facility is not yet licensed by Health Canada. Licensing of the facility by Health Canada is dependent on completion of construction and Health Canada inspection and is subject to then prevailing Health Canada processing times. As at April 30, 2020, approximately $100 of capital expenditures have been incurred as material activities begin, leaving an approximate remaining budget of $511.

Ottawa, Ontario	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its corporate head office.

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Innovation

Empowering the world to have safe and pleasurable cannabis experiences powered by HEXO technology.

Our strategic priorities reflect our belief that companies that achieve large-scale distribution and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering our “powered by HEXO” experiences across the full spectrum of products, price points and delivery methods.

Our focus on research, innovation, technology and product development also reflects our strategic priorities. Our Innovation team benefits from experiences in CPG innovation and is actively exploring ways to increase our expertise related to cannabis applications and forms of delivery, and to expand our product range.

During the period, HEXO launched its first derivative product, Original Stash OS.Hash10 in March 2020, followed shortly after by OS.Hash20. Subsequent to the quarter ended April 30, 2020, our first vape products, a line of disposable single strain, high quality THC pens were made available to select markets in early May 2020. Also, in mid June 2020, our first reusable vape cartridge products are launching across select provinces.

We continue to prepare to take advantage of opportunities in the cannabis derivatives market and are looking forward to launching more new products throughout calendar 2020. Products that we intend to introduce include, but are not limited to edibles, and non-alcoholic beverages through our venture Truss Beverage Co, with partner Molson Canada. We plan to add additional product offerings to the current and future cannabis 2.0 product portfolio over time.

Through HEXO’s proven innovation capability and quality cannabis that the current adult-use market has come to expect, this new platform for cannabis derivative products offers us the ability to target curious new adult-use clientele and attract consumers who may otherwise purchase cannabis from unlicensed dispensaries and black market participants. We will do this by offering legal, safe, consistent, tested and appealing product options.

We established the venture Keystone Isolation Technologies Inc. (“KIT”) of which HEXO holds a 60% interest. Through KIT we believe we have obtained high capacity, top echelon technology for cleaning cannabis and hemp of harmful pesticides, and isolating cannabinoids, which we believe gives us an edge in bringing quality extracts to our potential partners. We believe KIT will provide the Company with high quality extraction technology to facilitate an efficiently processed and consistent supply of CBD and THC to supply the Canadian and global market for cannabis derivatives.

To date the Company has filed 56 patent applications focused on devices, formulations, packaging and processing. The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning products Elixir and decarb.

Beyond the funds required for our currently planned investments in cultivation, distribution and processing capacity, we expect to allocate the majority of our capital to product innovation, development and production. An element of this focus is the development of our Belleville, Ontario facility, which, once fully-licensed, will house manufacturing and distribution for the Company and its future products, as well as the operations of Truss Beverage Co. Full licensing of this facility is dependent on completion of construction and Health Canada inspection and is subject to then prevailing Health Canada processing times. The facility has received its first license, which permits certain packaging activities, and the Company is awaiting an amendment to this license to manufacture edible products. This approach will directly support our continued leadership position in the Canadian cannabis market – as both a distributor and a product innovator.

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Innovation and Trim Management

We have established a trim management initiative to drive up trim utilization and also systematically reduce this inventory on hand. Cannabis trim is the by-product of the harvesting process in which the flower is removed from the plant along with other extraneous plant matter. This on hand inventory is being used as the primary input in the manufacturing of our Original Stash hash products. During the fiscal year we have invested in improving our cultivation processes and increased the potency (content of cannabinoids within the plants) of our flower and trim. Historically, the buildup of trim in inventory lead to increased cost of sales and decreased gross margin due to limited value adding options for trim usage. Thus, the effort in tactically reducing our trim inventory is aimed to normalize these metrics. Going forward, trim will be the source of serval cannabis 2.0 value added cannabis products like our OS.Hash, pre-rolls and more.

Medical Innovation

Since our inception as a medical cannabis company, through to the legalization of adult-use cannabis in October 2018, we have prided ourselves on our dedication to serving the medical market and its clientele. Recently, we have continued this dedication through the launch of our new 30g, odour-proof and child-resistant pouch packed, dried flower product offering. Initially offered in our long-time favourite, Tsunami – a Northern Berry indica and features a strong THC potential of 20% – 26%. Offering our quality dried flower in the 30g (as mandated by Health Canada, a medical cannabis authorized patent is allowed the lesser of 150 grams or a 30-day supply of dried cannabis (or the equivalent in cannabis product) in addition to the 30 grams allowed for adult-use purposes) packaging format ensures our clients an easy and efficient alternative to obtain their medical cannabis.

Market Leadership

We believe the initial years following legalization will be the most critical in determining the future shape of the cannabis industry in Canada and that early distribution and financial performance will be critical to securing a market position. Given the different regulations governing the sale of adult-use cannabis across Canada, the number of large-scale licensed producers and continuously evolving Canadian cannabis economy’s supply and demand conditions, among other factors, make it clear that market penetration and brand awareness are essential during these formative years in Canada’s cannabis industry.

For this and other reasons, we have deliberately set out to build a strong position in our initial jurisdiction, Quebec, while making strategic inroads in select other markets across the country through provincial supply agreements and arrangements. The Company now holds supply agreements and arrangements across ten provinces.

We believe that by offering a diverse house of brands that resonate with consumers across market segments, representing innovation, quality and consistency of experience, we will obtain a leading Canadian market share.

HOUSE OF BRANDS

11        MD&A

HEXO

ADULT-USE AND MEDICAL

HEXO is the flagship brand under which the Company entered the adult-use market upon legalization in Canada. As a brand, HEXO shares the same focus on award-winning product innovation and high-quality cannabis that the market has come to expect from its former medical sister brand, Hydropothecary. The former Hydropothecary medical brand has integrated under the HEXO brand name.

PRODUCT OFFERINGS

HEXO currently offers a variety of quality dried cannabis and cannabis derivative 2.0 products in cannabis flower, milled, decarb, vape and oil product formats. The HEXO adult-use brand offers a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains.

AWARDS

HEXO was the winner of the 2019 O'Cannabiz Industry Awards for best sativa for its pre-rolls and Helios dried flower. HEXO's Elixir won the "Cannabis Product of the Year" and "Innovation of the Year" awards at the 2018 Canadian Cannabis Awards. HEXO was also nominated for "Brand of the Year." Our decarb product was voted "Top New Product" at the 2017 Canadian Cannabis Awards.

UP

ADULT-USE

The Up brand lives atop of our house of brands portfolio as our premium suite of offerings. Acquired in fiscal 2019, Up has established itself as a prominent brand in the Canadian adult-use cannabis market. With a strong connection to music, these premium line of quality products are "grown on tunes," a unique growing methodology that runs through the plants lifecycle in which music is incorporated. Together, through a partnership with the Tragically Hip, Up provides a solid foundation for clear market differentiation.

PRODUCT OFFERINGS

Currently, Up offers dried flower across several provinces throughout Canada. Similar to our HEXO offerings, the Up adult-use brand offers a spectrum of CBD and THC levels, through sativa, hybrid and indica plant stains. We will soon be expanding our Up offerings to include pre-rolls.

Original Stash

ADULT-USE

HEXO has broadened its house of brands to include Original Stash, a mass market brand that goes back to why we consume cannabis: for the simple pleasure it gives us. Original Stash is focused on frequent Canadian cannabis consumers, who want quality cannabis, but are conscious of legal market premiums.

PRODUCT OFFERINGS

Under our Original Stash brand, HEXO continues to disrupt the market with our a 28- gram product offerings of blend of cannabis flower. This volume format was the first of its kind in the legal Canadian market, and HEXO is proud to be able to bring it to Canadian consumers. The newest offering under Original Stash are our Hash products which were launched nationally in the third quarter of fiscal 2020.

QUALITY WEED. TOTALLY LEGIT.

HEXO Plus

ADULT-USE

The Company's most recent addition to our house of brands is HEXO Plus. A member of our premium category and offered in Quebec, the HEXO Plus brand delivers the market a product that contains a high, 20%+ THC content. Initially offered in dry flower format with pre-roll products to follow.

The brand is aimed towards the demand segment of high THC product consumers in the adult-use market.

Canadian Cannabis Landscape

RETAIL DISTRIBUTION CHANNELS BY PROVINCE AND TERRITORY

All provinces and territories have established their respective cannabis market retail approach, ranging from private entities to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through supply agreements and arrangements for distribution within all ten provinces of Canada.

IMPACT OF COVID-19 ON RETAIL DISTRIBUTION CHANNELS

In December 2019, the novel strain of coronavirus known as COVID-19 emerged in Wuhan, China. Since then, it has spread to several other countries and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing.

In the cannabis industry, provincial governments have had to respond to the COVID-19 pandemic by determining if the sale of cannabis would be deemed as an essential service and under which mediums (instore and/or online) cannabis could be sold. A range of responses have occurred, as outlined below.

Quebec – The Quebec government deemed the SQDC as an essential business and therefore both instore and online sales options remain available to the public. The SQDC has indicated that it has experienced an increase in sales during the early stages of the pandemic but did not provide public insight over the quantitative aggregate increase in province wide sales7. However, recent publications have reported increased sales in Quebec during the month of March of 29.1%, month over month8. The SQDC had also previously announced plans to double its number of stores which may now be delayed due to COVID-19. The SQDC has stated there have been no issues with product supply in-store or online.

Ontario – The Ontario government initially listed cannabis retailers an essential service. On April 5, 2020, Ontario removed cannabis retail stores from the essential workplace list and ordered store closures for at least two weeks. On April 7, 2020 Ontario then partially reversed this order by granting authorization to cannabis retailers to offer delivery and curbside pick-up services; which remains in place as at the date of this MD&A. Although initial signs of increased sales were presumed to be due to the stock piling cannabis, data from the Ontario Cannabis Store (“OCS”) shows positive signs of the increased demand being longer term9 and realized sales increases of 20.6% in March 2020, month over month9. The government is placing a temporary pause on the issuance of retail store authorizations until the emergency order over retail store closures has ended.

Alberta – The Alberta government established that cannabis retail outlets and operations of the Alberta Gaming, Liquor and Cannabis agency (“ALGC”) are considered essential businesses. There have been no impacts to the ALGC or retailer’s cannabis supply chains to date10.

British Columbia – Similar to Alberta, the British Columbia government has classified cannabis retailers (both privately held and publicly held by the British Columbia Liquor Distribution Branch (“BCLDB”)) as an essential service. Some private retailers have however voluntarily temporarily shut down their stores to the public as a precaution in response to COVID-19.

East Coast Markets – Nova Scotia’s government responded with a reduction of in store hours, aside from this, the market has remained unaffected. New Brunswick has limited the number of customers in stores and offers online click and pick shopping. Newfoundland and Labrador also remained open, however several private retails voluntarily closed for precautionary purposes. Finally, Prince Edward Island continued offering online sales and has temporarily closed its brick and mortar locations.

[7]	Source: Global News news article dated March 16, 2020 entitled “Ontario and Quebec cannabis distributors see sales spike amid COVID-19 pandemic”.
[8]	Source: Cannabis retailer article dated May 26, 2020 entitled “Retail Sales rose 19.2% in March 2020”.
[9]	Source: BNN Bloomberg news article dated April 16, 2020 entitled “Cannabis Canada: Pot purchases remain strong in Ontario despite COVID-19, OCS data shows”.
[10]	Source: aglc.ca/covid-19.

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THE COMPANY’S DISTRIBUTION BY PROVINCE AND BRAND

*	As at the report date, Up is listed but not currently available in the provinces; BC, AB, MB, SK, ON, QC and NFLD.

Update on Quebec

The Company has a five-year supply contract with the SQDC. During the first-year post-legalization, HEXO sold approximately 10 tonnes of cannabis under this contract, achieving an estimated 33% market share in Quebec based on volume sold and sell through data provided by the SQDC, in line with our market share goal. Although total sales for the first year did not reach the 20 tonnes originally expected under the contract, our actual sales relative to expectations were proportionate to total sales by the SQDC, which only had initial sell-through in year one of roughly half of the total amount it had expected to purchase for all licensed producers. While the Company had a right under the contract to require the SQDC to purchase the full 20 tonnes of the outstanding commitment during the first year of the agreement 11, the Company did not seek to enforce this right on the belief that it would be short sighted given the general results in the industry and the SQDC’s initial sell-through and from the perspective of its overall business relationship with the SQDC and its position in Quebec12. While HEXO did not achieve the expected volume for year 1, HEXO met its goal of achieving a premiere market share in Quebec and remains a preferred supplier to the SQDC.

While we continue to strive towards maximizing our annual sales with the SQDC, as of the date of this MD&A, based on current market conditions which include but are not limited to, fewer brick and mortar SQDC stores than originally scheduled for initial rollout and evolving and more restrictive provincial regulation over cannabis consumption, we no longer expect to achieve the previously anticipated 35 tonnes in the second year of legalization under our contract with the SQDC, and if these conditions continue, we expect we will not likely achieve the previously anticipated 45 tonnes in the third year of legalization under our contract with the SQDC either. As previously disclosed by the Company, both of these amounts are non-binding targets and there are no requirements for the SQDC to purchase these amounts. Until there is greater clarity and stability of market conditions, it is difficult for the Company to predict with any degree of certainty what sales levels may be expected or achieved. In any event, we remain a preferred supplier of the SQDC as we continue to expand our product offerings and achieve maximum sales based on the demands of consumers, maintain market leadership and the current and evolving market. We currently supply the SQDC with HEXO and Original Stash brand products.

In addition, and separate from the five-year supply contract we have with the SQDC, we hold a distribution agreement with the SQDC under which we manage, with Metro Supply Chain Group Inc., the warehouse and distribution of products from all licensed producers who have contracts with the SQDC for all direct-to-consumer shipments within the Province of Quebec for Quebec adult-use orders placed through the SQDC’s online webstore. In consideration for its services in managing the warehouse and distribution of these products under the agreement, the Company earns management fees from the SQDC, which are reflected as ancillary revenue in our financial statements.

[11]

Further to the disclosure in the Company’s press release dated April 11, 2018 announcing the contract, the Company’s amended and restated short form base shelf prospectus dated December 14, 2018 and the Company’s annual information form dated October 28, 2019 for the year ended July 31, 2019.

[12]	By amendment effective on January 17, 2020, the Company contractually relieved the SQDC of the 1st year obligation to purchase the full 20 tons of the outstanding commitment.

15        MD&A

HEXO US

The Company established its wholly owned U.S. based entity HEXO USA Inc (“HEXO US”) on May 19, 2019, to facilitate expansion into the US market.

We believe that strategic partners will be able to benefit from HEXO’s innovative product development, advanced research and development, intellectual property portfolio (pending patent approvals), low production cost, licensed infrastructure and regulatory know-how. These same strategic partnerships will provide the Company with established global distribution platforms and product expertise.

The Company is aiming to enter select U.S. states over the course of the next calendar year and is taking important strides to offer its “powered by HEXO” products through KIT and our future partners, to the U.S. CBD markets, to the extent that such activities fully comply with applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements. Our first entry was gained in April 2020, through the creation of our Truss CBD USA venture in the State of Colorado with partner Molson Coors (see the section - Strategic Priorities.

The Company does not currently have and is not in the process of developing marijuana-related activities in U.S., even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a “U.S. Marijuana Issuer” within the meaning set forth in CSA Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities.

HEXO MED

In October, 2018 the Company formed HEXO Med S.A (“HEXO MED”) a joint venture with QNBS P.C. in Greece for the development of a 350,000 sq. ft. license facility that would be used for the manufacturing, processing, and distribution of medical cannabis products, “powered by HEXO”, destined for the European market. While HEXO MED received its European medical cannabis license in June 2019, plans have not been finalized for the development and construction of the manufacturing facility. Given the current capital obligations of the Company, any further funding from the Company has been placed on hold and HEXO MED is currently seeking independent financing which may decrease the Company’s ownership interest.

Corporate Restructuring

Early in the current fiscal year, the Company initiated a comprehensive evaluation of its operations in order to adjust to the new economic conditions of the Canadian cannabis industry. As a result, the Company began rightsizing its operations to adjust to this evolving market and regulatory environment with a view towards profitability and long-term stability. As a part of these changes to its operations, the Company has eliminated approximately 200 positions across all departments and locations and activities were suspended by the Company at the Niagara facility (which is currently expected to be sold before the end of the fiscal year) and in 200,000 sq. ft. comprising the final 5th phase of B9 at the Gatineau facility. The actions taken are intended to rightsize the organization to align with the revenue the Company expects to achieve in fiscal 2020. The Company continues to monitor the changing Canadian cannabis economic landscape whilst implementing its new budgetary and operating initiatives for fiscal 2020, in attempts to meet its goal of a positive Adjusted EBITDA in the first half of fiscal 2021 (see material assumptions in the section “Outlook”).

HEXO and COVID-19

As noted above, in December 2019, the novel COVID-19 coronavirus emerged in Wuhan, China and has subsequently spread to several other countries around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations and financial results, including through disruptions in our cultivation and processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession. The Company has assessed the impact of the virus on its current operations and has disclosed the impact accordingly within this MD&A.

HEXO’s operations are split between Quebec and Ontario. Both provinces have deemed cannabis licensed producers as essential. Due to our geographical location there is a general a requirement for our Ontario based employees to travel to Quebec and vice versa, which is permitted under the travel restrictions imposed upon the Quebec/Ontario boarder. We therefore remain operational and vigilant to continue delivering our products in a safe and reliable manner to our partners and consumers.

People

In response to the pandemic we established a COVID-19 response team was established and tasked to manage the Company’s information flow of COVID-19 updates, review public health and safety protocols as outlined by the appropriate governmental authorities and develop in house action plans to mitigate these risks and comply accordingly. We have transferred all functions which can do so, to work from home and operate purely from stay at home, web-based/teleconferencing platforms. For those functions which

16        MD&A

require to remain ‘on site’ from day one we increased our focus on social distancing, additional personal sanitation stations and through full personal safety equipment such as gloves and masks, as well as, additional hand sanitizing stations throughout our manufacturing and administrative facilities. We have implemented travel restrictions for work related travel where deemed unnecessary and restricted visitor access to our facilities. We implemented mandatory 14-day quarantines for all workers returning from vacations or out of country visits during the onset of the pandemic. We initiated a program ‘Hero Pay’ to support our cultivation and manufacturing employees who continue to work during the pandemic.

Community

As a part of our continued goal of social responsibility, in response to the need for personal safety N95 masks for front line public health workers we have donated excess masks to Outaouais paramedics and the Quinte Health Authority.

Operations

During the period, we performed a full review of all Health & Safety Standard Operating Procedures with specific focus on personal protective equipment as a result of the COVID-19 outbreak. We implemented protocols in early March 2020 that exceeded government health authorities’ recommendations. Throughout March and April 2020, HEXO continued to hire planned full-time roles both in the direct labour and skilled labour fields. Furthermore, in light of the pandemic, we continued to reduce our cloning activity in the cultivation process which was underway as apart of our inventory rightsizing initiative and also allowed for a minimization of the number of employees required to be onsite. This will result in a reduction of harvest volume expected to be realized in Q1 of fiscal 2021. HEXO’s operations have felt a very minimal impact to the overall operation and volumes were unimpacted by COVID-19 related issues. We do not foresee any impact to supply to the market. Thus, during this pandemic, we continue to cultivate, manufacture and produce the same high-quality cannabis products the market has come to expect.

Distribution

As discussed in the section “Impact of COVID-19 on Retail Distribution Channels”, , most provincial bodies have deemed cannabis retail as an essential service. As such our provincial distribution remains relatively unimpeded. It remains uncertain as to whether COVID-19 will ultimately increase or diminish demand and sales of cannabis across Canada, however, we continue to work with provincial and private entities towards the goal of penetrating deeper into all markets and allow for the public to safely and reliably consumer our products.

Supply Chain

On a day-to-day basis, we continually monitor the economic response to COVID-19 and work together with our valued supply chain partners in order to mitigate various potential disruptions to our operations. Currently, there appears to be minimal indicators of material issues to our supply chain.

Liquidity

At the date of this MD&A management believes that we possess sufficient resources and capital to meet the continuing COVID-19 health requirements in order to remain operationally compliant with the healthy authorities mandated regulations and to meet ongoing working capital requirements from operations, maintain compliance with existing debt covenants, fund budgeted capital projects, and launch additional revenue streams.

Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

Corporate Social Responsibility

At HEXO, our goal is to be one of Canada’s leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. We will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

Other Corporate Highlights and Events

Director Resignation

On February 6, 2020, Nathalie Bourque resigned as a director of the Company.

Amendment of FY 2019 and Q1 2020 MD&As

On March 19, 2020, the Company amended and refiled its management’s discussion and analysis for the fiscal year ended July 31, 2019 and its management’s discussion and analysis for the three month period ended October 31, 2019 (collectively, the “Amended MD&A”) to better comply with National Instrument 51-102 - Continuous Disclosure Obligations. The Amended MD&A were prepared by the Company following a continuous disclosure review by the Ontario Securities Commission (the “OSC”) of the Company’s disclosure record. The Amended MD&A were filed to address comments received from OSC Staff and in order to improve the Company’s disclosure. In particular among other changes, the Amended MD&A were revised:

17        MD&A

•

to clarify and provide additional disclosure about the Company’s facilities including its plans for the facilities, the status of facilities including construction and licensing, and incurred and expected additional capital expenditures in respect of the facilities;

•

to clarify and provide additional disclosure regarding the Company’s impairments and write-offs of inventory, including related events, risks, and uncertainties that the Company reasonably believes may materially affect its future performance;

•

to clarify and provide additional disclosure regarding the Company’s supply contract with the “SQDC” including details of the Company’s right under the contract for the sale of 20,000kg to the SQDC during the first year of the contract;

•	to provide additional disclosure about how the Company has used proceeds from certain financings;

•	to clarify and provide additional disclosure regarding the Company’s use of non-IFRS financial measures; and

•

to clarify that the suspension of operations at the Company’s Niagara, Ontario facility in October 2019 was completed, as previously disclosed by the Company, as part of its cost-cutting measures to right-size its operations given current market conditions and over-capacity in the market and with a view to profitability and sustainability.

The amended information relates only to the management’s discussion and analysis for the relevant periods, and no changes were made to the financial statements for the corresponding periods.

Non-Compliance with NYSE Listing Notification

On April 7, 2020, the NYSE notified the company that it was no longer in compliance with the NYSE’s US$1.00 share price continued listing standard (the “Price Listing Standard”) as a result of the average closing price of its common shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. The issuance of the notification was not discretionary and is sent automatically when a listed company’s share price falls below the Price Listing Standard. On April 24, 2020, the company confirmed to the NYSE its intention to implement remedial measures to bring its share price and average share price back above $1.00 by no later than the revised cure date of December 16, 2020

Under the NYSE’s rules, the Company can regain compliance with the Price Listing Standard and avoid delisting if, within six months from the date of the NYSE notification, its common shares have a closing price on the last trading day of any calendar month and a concurrent 30 trading day average closing price of at least US$1.00 per share. If the Company has not regained compliance by the end of this six month cure period, the NYSE will commence suspension and delisting procedures. In response to the COVID-19 outbreak, the NYSE made a rule filing with the SEC which became effective on April 21, 2020 for relief on the Price Listing Standard which provides for an extension of the cure period until June 30, 2020. As a result of this ruling filing, the Company currently has until December 16, 2020 to restore compliance with the Price Listing Standard. The Company expects to restore compliance with the Price Listing Standard, and to continue to maintain access to a broad range of investors, equity capital and trading liquidity through its NYSE listing. The Company is considering options to regain compliance, which may include a share consolidation, if necessary. The Common Shares will continue to be listed and traded on the NYSE during the applicable cure period, subject to continued compliance with the NYSE’s other continued listing standards, under the symbol “HEXO”, but the NYSE has assigned a “.BC” indicator to the symbol to denote that the Company is below the NYSE’s Price Listing Standard. This indicator will be removed at such time as the Company is deemed compliant with the NYSE’s Price Listing Standard.

Non-compliance with the Price Listing Standard does not affect the Company’s business operations or its reporting requirements to any securities regulatory authorities, nor does it affect the continued listing and trading of the Common Shares on the Toronto Stock Exchange or breach or cause an event of default under any of the Company’s agreements with its lenders.

Closing of a $46m Underwritten Public Offering

On April 13, 2020 the Company closed an underwritten direct offering for the purchase and sale of 59,800,000 units. Each unit is comprised of one common share and one common share purchase warrant at an offering price of $0.77 per unit. Gross proceeds from the offering were approximately $46,046 before deducting fees and other estimated offering expenses. The warrants have a five year-term and an exercise price of $0.96 per share. Canaccord Genuity Corp. and Canaccord Genuity LLC acted as the lead underwriters for the offering, together with a syndicate of underwriters.

Truss CBD USA Joint Business Venture

On April 15, 2020, the Company announced the formation of its Truss CBD USA joint business venture with Molson Coors to explore opportunities for non-alcohol hemp-derived CBD beverages in the State of Colorado. Established in Colorado, Truss CBD USA will be majority owned by Molson Coors and will operate as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production and distribution for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. Truss CBD USA and HEXO’s activities in relation to it will be conducted in accordance with all applicable laws. The Company does not currently have and is not in the process of developing marijuana-related activities in the United States, even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a “U.S. Marijuana Issuer” within the meaning set forth in CSA Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities.

18        MD&A

Early Conversion Options for Debentures

On May 18, 2020 the Company agreed with certain holders of the Company’s 8% unsecured convertible debentures maturing December 5, 2022 (the “Debentures”) who accepted an opportunity offered by the Company to voluntarily convert all or a portion of their Debentures for Conversion Units (as defined below) in respect of a total of $29,860 aggregate principal amount of Debentures (the “Early Conversion Option”).

The Company offered the Early Conversion Option to all holders of the $70,000 outstanding aggregate principal amount of the Debentures (the “Debenture holders”), subject to acceptance by Debenture holders (each an “Electing Debenture holder”) holding a minimum of $20 million aggregate principal amount of the Debentures by May 17, 2020. The Early Conversion Option was limited to $30,000 aggregate principal amount of the Debentures being converted, with Electing Debenture holders for more than this maximum amount being limited to converting their pro rata portion of the $30,000 aggregate principal amount of Debentures to be converted.

Upon completion of the Early Conversion Option, Electing Debenture holders will receive for the principal amount of their Debentures to be converted, units of the Company (the “Conversion Units”) issued at a price of $0.80 per Conversion Unit, instead of common shares otherwise issuable on conversion of the Debentures at the existing conversion price of $3.16 per share or, at the option of the Debenture holders, at the market price at the time of maturity, in each case as currently provided for under the Debentures. Each Conversion Unit will consist of one common share (a “Conversion Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will be exercisable by the holder to purchase one common share (a “Conversion Warrant Share”) at an exercise price of $1.00 per share for a period of three years from issuance. The Conversion Shares will be subject to restrictions against resale for a period of one year from issuance as part of the terms of the Early Conversion Option. In addition, the Conversion Warrants and Conversion Warrant Shares will be subject to resale restrictions ending 4 months and one day from issuance of the Conversion Warrants under applicable securities laws. It is expected that the Early Conversion Option will be completed in June 2020.

Closing of a $57.5m Underwritten Public Offering

On May 21, 2020 the Company closed an underwritten public offering for the purchase and sale of 55,600,000 units and 8,340,000 over-allotment units. Each unit is comprised of one common share and one-half common share purchase warrant at an offering price of $0.90 per unit. Gross proceeds from the offering were approximately $57,546 before deducting fees and other estimated offering expenses. The warrants have a five year-term and an exercise price of $1.05 per share. Canaccord Genuity Corp. and Canaccord Genuity LLC acted as the lead underwriters for the offering, together with a syndicate of underwriters.

19        MD&A

Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SHIPPED REVENUE

Shipped revenue represents the sales figure derived from the gross sale of adult-use, medical and whole sale cannabis under the normal course of business prior to the adjustments for sales return provisions, price concessions and excise taxes. The measure provides management and readers of this MD&A visibility over the Company’s pre-adjusted true gross sales figures and the ability to observe the impact of provisions for sales returns, price concessions and excise taxes to arrive at net revenue.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“Adjusted EBITDA”)

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income) net, plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments, plus (minus) non-recurring expenses, plus (minus) other non-cash items. See Adjusted EBITDA table for those items comprising investment (gains)/losses, non-cash fair value adjustments, non-recurring expenses and other non-cash items. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company’s historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the ‘Biological Assets – Fair Value Measurement’ section below.

PRODUCTION CAPACITY

The production capacity disclosed throughout this MD&A represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS PRODUCED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measure as this represents a cannabis industry financial statement line item and is present within the Company’s statement of loss and comprehensive loss for the three and nine months ended April 30, 2020.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS

We utilize this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold, unrealized gain on changes in fair value of biological assets, write-off of biological assets and destruction costs and write down of inventory to net realizable value. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross margin to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

20        MD&A

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Summary of results for the three and nine months ended April 30, 2020 and 2019:

	For the three months ended			For the nine months ended
Income Statement Snapshot	April 30, 2020	January 31, 2020	April 30, 2019	April 30, 2020	April 30, 2019
	$	$	$	$	$
Revenue from sale of goods	30,895	23,817	15,930	74,009	38,739
Excise taxes	(8,817)	(6,861)	(2,974)	(20,516)	(6,792)
Net revenue from sale of goods	22,078	16,956	12,956	53,493	31,947
Ancillary revenue	54	51	61	145	170
Gross margin before fair value adjustments	8,783	5,676	6,440	18,873	16,212
Gross margin	5,730	(7,912)	21,832	(23,260)	40,674
Operating expenses	(26,786)	(281,506)	(24,056)	(347,883)	(64,580)
Loss from operations	(21,056)	(289,418)	(2,224)	(371,143)	(23,906)
Other income/(expenses and losses)	1,537	(8,749)	(5,527)	(12,790)	(979)
Net loss before tax	(19,519)	(298,167)	(7,751)	(383,933)	(24,885)
Tax recovery	—	—	—	6,023	—
Total Net loss	(19,519)	(298,167)	(7,751)	(377,910)	(24,885)

Operational Results

For the three months ended	Units	April 30, 2020	January 31, 2020	October 31, 2019	July 31, 2019	April 30, 2019
Avg. gross selling price of adult-use dried gram & gram equivalents	$	3.19	3.49	4.35	4.74	5.29
Kilograms sold of adult-use dried gram & gram equivalents	kg	9,338	6,579	4,196	4,009	2,759
Avg. gross selling price of medical dried gram & gram equivalents	$	7.44	7.87	8.12	8.34	9.12
Kilograms sold of medical dried gram & gram equivalents	kg	104	107	129	137	145
Avg. gross selling price of wholesale dried gram & gram equivalents	$	2.18	—	—	0.56	—
Kilograms sold of wholesale dried gram & gram equivalents	kg	156	—	—	672	—

Total kilograms produced of dried gram equivalents	kg	19,130	22,305	16,107	16,824	9,804

Q3 PERIOD HIGHLIGHTS

•	Total revenue from sales in the quarter increased by $7,078 or 30% to $30,895 from $23,817 in the second quarter of fiscal 2020.

•	Total revenue from sales in the quarter increased by $14,965 or 94% from $15,930 compared to the third quarter of fiscal 2019.

•	A 7% increase of gross margin to 40% quarter over quarter.

•	Adjusted EBITDA continued trending toward positive by decreasing to ($4,257) sequentially from ($8,464) in the previous quarter.

•	The Company raised net proceeds of $43,290 through an underwritten public offering during the period.

•	As at April 30, 2020, the Company held working capital of $215,661.

•	Certain Niagara facility-based equipment was disposed of, for a loss of $2,883.

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Summary of Results

Revenue

	Q3’20	Q2’20	Q1’20	Q4’ 19	Q3 ’19
ADULT-USE
Adult-use cannabis gross revenue	$29,781	$22,983	$18,250	$18,997	$14,607
Adult-use excise taxes	(8,736)	(6,722)	(4,666)	(4,937)	(2,741)

Adult-use cannabis net revenue	21,045	16,261	13,584	14,060	11,866
Dried grams and gram equivalents sold (kg)	9,338	6,579	4,196	4,009	2,759

Adult-use gross revenue/gram equivalent	$3.19	$3.49	$4.35	$4.74	$5.29
Adult-use net revenue/gram equivalent	$2.25	$2.47	$3.24	$3.51	$4.30

MEDICAL
Medical cannabis gross revenue	$774	$834	$1,047	$1,142	$1,323
Medical cannabis excise taxes	(81)	(139)	(173)	(185)	(233)

Medical cannabis net revenue	693	695	874	957	1,090
Dried grams and gram equivalents sold (kg)	104	107	129	137	145

Medical gross revenue/gram equivalent	$7.44	$7.87	$8.12	$8.34	$9.12
Medical net revenue/gram equivalent	$6.66	$6.50	$6.78	$6.99	$7.52

WHOLESALE
Wholesale cannabis gross revenue	$340	$—	$—	$378	$—
Wholesale cannabis excise taxes	—	—	—	—	—

Wholesale cannabis net revenue	340	—	—	378	—
Dried grams and gram equivalents sold (kg)	156	—	—	672	—

Wholesale gross revenue/gram equivalent	$2.18	$—	$—	$0.56	$—
Wholesale net revenue/gram equivalent	$2.18	$—	$—	$0.56	$—

ANCILLARY REVENUE[1]	$54	$51	$41	$29	$61

Total net revenue	$22,132	$17,007	$14,499	$15,424	$13,017

[1]	Revenue outside of the primary operations of the Company.

Total net revenue in the third quarter of fiscal 2020 increased 30% sequentially to $22,132 from $17,007 and from $13,017 in the same period of fiscal 2019 for those reasons outlined below. Beginning in the fourth quarter of fiscal 2019, adult-use revenues began to be impacted by sales returns and price concessions due to evolving market conditions. These conditions and therefore returns and concessions were not yet present in the comparative period third quarter of fiscal 2019.

Non-cannabis ancillary sales remained relatively flat at $54 when compared to $51 in the second quarter of fiscal 2020, and $61 in the comparative period of fiscal 2019. These revenues are derived from a management agreement held by the Company with arms-length partners.

OUTLOOK

The Company expects to be Adjusted EBITDA positive in the first half of fiscal 2021, subject to certain assumptions (outlined below) regarding store count, operational improvements, cost saving initiatives and the economic impact of COVID-19.

Assumptions built into the forecasted Adjusted EBITDA are partially based on the following: forecasted store rollouts based on conversations with provincial cannabis agencies; THC improvement from cultivation which are expected to lead to improved sales of favourably priced products; new product rollouts of Vapes, Extracts, Edibles and Pre-rolls between March and May of 2020; Growth in sales to provinces outside Quebec; Changes to captive D&O Insurance resulting in cost savings; Trim utilization initiatives and operating expense driven by restructuring, reduced travel and consultants.

These assumptions are exclusive of the effects of COVID-19, which could be material.

ADULT-USE SALES

During the three months ended April 30, 2020, the Company recorded gross adult-use sales from cannabis of $29,781, an increase of 30% or $6,798 from previous quarter sales of $22,983. As stated in section ‘COVID-19 Update’ Canadian cannabis sales during the Company’s third quarter saw varying degrees of growth. Gross adult-use sales also increased in comparison to the prior year’s comparative quarter by 104% or $15,174 from $14,607.

The Company realized increased sales in the previous quarter due to the launch of Original Stash, a bulk 28g product, in Ontario, British Columbia and Alberta and a significant increase in sales in Quebec after the initial launch in the first quarter fiscal 2020. Original Stash was launched in Saskatchewan during the current period and continued to drive an increase in adult-use sales across the board with a 48% increase from the second quarter of fiscal 2020. The increased sales of Original Stash also contribute to the reduced price

22        MD&A

to per gram before excise taxes which fell moderately by 9% to $3.19 from $3.49 during the period. Also adding to the decrease were the provisions for returns and price concessions which increased 35% quarter over quarter. Original Stash is priced below our HEXO and premium UP brand offerings. Newly launched hash in the quarter comprised approximately 19% of the overall sales growth quarter over quarter, similarly, oil extract drops contributed 7% to overall adult-use sales growth.

During the fiscal quarter the Company realized gross sales of $23,885 to the SQDC, an increase of $4,055 sequentially from the prior quarter, however, sales to the SQDC as a percentage of overall gross adult-use revenues was reduced by 6% to 80%. This increase to sales was primarily due to an increase in dry flower sales to SDQC by approximately 25%. During the period the Company’s sales to the OCS and BCLDB were $1,552 and $3,136 which fluctuated from $1,631 and $490 respectively. These increases were impacted by adjustments to provisions and returns, as the respective sales volumes of OCS remains static quarter over quarter, while BCLDB revenues and volumes sold increased three-fold sequentially. Total ALGC sales declined to $48 from $815 quarter over quarter due to the increased returns provision in the quarter due to slower sell through on the recently price-reduced dried flower sales.

Sales in the current quarter as compared to the comparative period of fiscal 2019 increased due to the above stated influencing factors as well as the following;

•	The Company has grown its house of brands since the third quarter of fiscal 2019 by adding the value brand Original Stash and premium line UP;

•	In the current period, the Company is present in all ten provinces of Canada, as opposed to just four in the comparative period; and

•

Contrarily, there existed no market conditions indicating a requirement for price concessions or sales return allowances in the third quarter of fiscal 2019, as the legalized Canadian cannabis market was still emerging, and therefore there were no reductions to revenue.

Adult-use volume sold in the period increased 42% to 9,338 kg compared to 6,573 kg in the prior period. Original Stash contributed an additional 1,524 kg in the period, as sales continue to grow. New products such as hash and oil extracts contributed an additional 718 kg in the quarter from the prior period. The remaining balance of the increase is the result of the increase in sales as outlined above.

Sales volume in the third quarter of fiscal 2020 increased 238% from 2,759 kg equivalents sold in the same quarter of fiscal 2019. The Company has diversified its geographical market penetration when compared to the same period of the previous fiscal year, with the addition of six more provinces, the Company’s house of brands has also expanded to include the premium UP brand and the mass market Original Stash.

Dried flower sold during the period continue to dominate sales volumes generated by the Company, contributing approximately 92% of the total sales in the period, a decrease from 98% from the prior period due to new hash and extract product sales in the period. Dry flower comprised 90% to adult-use sales in the comparative period of fiscal 2019.

	Q3’20	Q2’20	Q1’20	Q4’ 19	Q3 ’19
Shipped Revenue	$31,731	$24,425	$20,228	$22,808	$14,607

Less: price concessions	(1,083)	(249)	(1,244)	(2,847)	—

Less: provision for sales returns	(867)	(1,193)	(734)	(964)	—

Revenue from sale of adult-use cannabis	29,781	22,983	18,250	18,997	14,607

Excise taxes	(8,736)	(6,722)	(4,666)	(4,937)	(2,741)

Net revenue from sale of adult-use cannabis	$21,045	$16,261	$13,584	$14,060	$11,866

During the three months ended April 30, 2020, the adult-use shipped revenue increased 30% from the previous quarter to $31,731 and 117% from the comparative period of fiscal 2019. The Company underwent price concessions beginning in the fourth quarter of fiscal 2019 due to the newly present market conditions such as competition, consumer preferences and product demand. These concessions had tapered during the previous quarter to $249 as market prices continued to settle. In the current period, these concessions increased to $1,083, as certain dry flower and oil product price reductions during the first and second quarter of fiscal 2020 have been realized. The increase was due to the reduction of certain premium Up brand dry flower products. The estimate based on the Company’s historical data of other products and internal expertise. The Company also began to provide for sales returns beginning at the end of fiscal year 2019. The provision is reflective of a general best estimate provision for returns on the Company’s assessment of sell-through and slow-moving inventory amongst its clients. The prevision has returned to its approximate average of the return provisions as seen in quarter four of fiscal 2019 and the first quarter of this fiscal year. The increased return provision in the previous quarter was due to slower than anticipated ALGC based dried flower sales which were impacted by reduced prices in previous quarters.

MEDICAL SALES

Gross medical revenue in the three months ended April 30, 2020 decreased moderately by 7% to $774 compared to $834 in the previous quarter of fiscal 2020. Sales volumes remained consistent from the previously quarter decreasing by only 2 kg to 104 kg. Thus, the reduction in sales revenues were indicative of lower revenue per gram sold, specifically the oil product offerings. During the period, prices were reduced on certain medical oil offerings in order to help align with corresponding retail prices. The average oil offering price per gram equivalent sold in the period was reduced by $2.06. The average sales generated on the sale of a gram of dried

23        MD&A

product remained relatively unchanged. Therefore, the reduced oil pricing on medical products resulted in the decrease in medical sales and average gross and net revenue per gram.

Gross medical revenue in the three months ended April 30, 2020 decreased by 41% from $1,323 in the comparative period of fiscal year 2019. This decrease is derived from two factors; the first is a reduction in medical product pricing, in part, due to the legalization of cannabis in Canada and secondly the Company’s shift towards focusing its resources on the adult-use market. For this reason, the average gross revenue per gram and gram equivalent has decreased by 18% (or $1.67) since the third quarter of fiscal 2019.

WHOLESALE SALES

These sales pertain to transactions held between the Company and other licensed producers. The characteristics of such sales are generally large quantities at reduced prices per gram and gram equivalent. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products.

During the three months ended April 30, 2020, the Company resumed engaging in wholesale activity, resulting in a contribution of $340 to gross and net revenues. There was no wholesaling activity in the first two fiscal quarters of fiscal 2020. The increase of revenue per gram sold to $2.18 from $0.56 in the fourth quarter of fiscal 2019 (the last period in which we realized wholesale revenues) is due to the current periods wholesaling of cannabis distillate, which commands a higher value in the market versus dry flower. Currently, the Company’s primary focus remains on the adult-use retail market, however, additional wholesaling opportunities continue to be assessed and evaluated as they arise and may or may not continue to be realized in future periods.

Cost of Sales, Excise Taxes and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

	For the three months ended			For the nine months ended
	April 30, 2020	January 31, 2020	April 30, 2019	April 30, 2020	April 30, 2019
	$	$	$	$	$
Excise taxes	8,817	6,861	2,974	20,516	6,792
Cost of sales	13,349	11,331	6,577	34,765	15,905
Realized fair value amounts on inventory sold	9,251	5,447	4,665	21,362	9,072
Unrealized gain on changes in fair value of biological assets	(6,379)	(7,948)	(20,057)	(21,378)	(33,534)
Write off of biological assets and destruction costs	—	—	—	663	—
Write off of inventory	—	—	—	2,175	—
Write down of inventory to net realizable value	181	16,089	—	39,311	—

EXCISE TAXES

Excise taxes began to be incurred upon legalization on October 17, 2018 and are applicable to the adult-use revenues and medical sales achieved thereafter. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company’s net revenues on cannabis sales. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

The current periods excise taxes increased by 29% to $8,817 when compared to $6,861 in the previous quarter. The increase in excise taxes over the quarter is in line and on trend with the increase in sales during the same period. Excise tax as a percentage of gross sales (net of price concession and sales returns) remains static compared to the previous quarter and continues to be approximately 27%-29% in third quarter of fiscal 2020.

Excise taxes increased significantly when compared to the third quarter of fiscal 2019, which is the result of with the increased sales in the period. However, as a percentage of revenues, excise taxes have grown to 29% as compared to around 18% in the comparative period. This is due to the popularity of the Company’s Original Stash brand which possess a relatively low sales price per gram and thus inflates the excise tax expenses per sales dollar earned.

During the nine months ended April 30, 2020 total excise taxes increased significantly as compared to the prior fiscal years comparable period. The increase is due to those reasons as outlined above as well as the existence of a stub period of excise taxes in the comparative nine months ended April 30, 2019. The stub period consisted of just two weeks of excise tax applicable sales activity towards the end of the first quarter of fiscal year 2019, thus causing the greater increase compared to the current period.

24        MD&A

COST OF SALES

Cost of sales for the quarter ended April 30, 2020 were $13,349, compared to $11,331 in the previous quarter, and $2,974 in the comparative quarter in fiscal 2019. The 18% increase in cost of sales quarter over quarter is the result of increased sales in the period and were offset by the realized benefits of reduced direct and indirect labour. Two factors were involved in decreasing these labour costs. The first being, increased automation of packing activity at our facility in Belleville, ON which inherently has increased efficiencies and as well reduce traditional labour costs. Secondly, the Company continued to make rightsizing efforts during the period over its selected strains to cultivate, this was expedited by the impact of COVID-19 which allowed for reduced labour inputs to our cost per gram.

Cost of sales for the quarter ended April 30, 2020 increased 103% from $6,577 in the comparative of fiscal 2019. This increase in cost of sales quarter over quarter is on trend with the 94% increase in total sales during the same period and therefore is primarily the result of increased sales.

During the nine months ended April 30, 2020, total cost of sales increased is the result of increased sales volumes, part of which is due to the legalized adult-use market being only applicable to the stub period of October 17, 2018 to October 31, 2018 in the comparative period, and for those reasons as outlined above.

FAIR VALUE ADJUSTMENTS, IMPAIRMENTS AND WRITE OFFS

The realized fair value adjustment on inventory sold for the quarter ended April 30, 2020 increased to $9,251 compared to the previous quarters $5,447. This variance is primarily due to increased sales volumes of inventory sold when compared to the prior quarter. Also during the current period was the realization of reduced cultivation costs which began the previous quarter.

The realized fair value adjustment on inventory sold for the quarter ended April 30, 2020 increased 98% compared to $4,665 for the same period of fiscal 2019. This variance is due to the factors as outlined above as well as, and is offset on a net basis by a decrease in the inherent fair value per gram and gram equivalent sold when compared to the third quarter of fiscal 2019, due to pricing adjustments reflective of market conditions existing in fiscal 2020.

The unrealized gain on changes in fair value of biological assets for the current quarter was ($6,379) compared to ($7,948) for the prior quarter. The decrease is due to a reduction in the total number of plants on hand, which were 187,614 as compared to 270,683. The reduction is due to the Company’s rightsizing efforts to align is product strains in cultivation to its sales and market demand.

The unrealized gain on changes in fair value of biological assets decreased 68% from ($20,057) in the same quarter of fiscal 2019. The variance can be attributed primarily to the significantly reduced fair value of these plants based upon the decreased selling price fair value input. The lower fair value is a function of reduced average market prices due to the conditions present in fiscal 2020.

The change in fair value adjustments on the sale of inventory and biological assets for the nine months ended April 30, 2020 as compared to the comparative period of fiscal 2019 were based upon the factors as noted above.

During the first quarter of fiscal 2020, the Company incurred a write off on its biological assets and inventory of $663 and $2,175, respectively due to the halted production at the Niagara facility as discussed in section – Corporate Restructuring. This amount is comprised of $438 of biological asset impairment, $225 incurred associated with destruction costs of biological assets and $2,175 incurred for the destruction of inventory. No such write offs occurred during the three months ended April 30, 2020.

The Company incurred net write downs on inventory to net realizable value of $181 during the three months ended April 30, 2020. These losses were due to the following;

•	Write down of concentrated bulk purchase of $1,422 due, in part, to an oversupply in the adult-use market, of which lowered the value when compared to the contractually obligated price; and

•

A reversal of impairment was recognized on previously written down cannabis trim of $1,241 due to the Company’s trim utilization plan in which cannabis trim which was previously mostly used for extraction, is now being utilized in other cannabis and value - added products.

The Company incurred write downs on inventory to net realizable value of $16,089 during the three months ended January 31, 2020. These losses were due to the following;

•

Write down of surplus cannabis trim (trim was primarily used for extraction purposes) and milled products the amount of $3,082 due to an excess of stock relative to the Company’s short-term demand for cannabis distillate production;

•

Write down of bulk flower purchase of $11,766 due, in part to an oversupply in the bulk product market, of which lowered the value when compared to the contracted price. The purchase of bulk product was supplied through the acquired supply agreement acquired through the Company’s acquisition of Newstrike Brands Ltd. This supply agreement is currently the subject of litigation and is alleged by the Company to be void as it was negotiated in bad faith at prices well in excess of market; and

•	Write down in the amount of $1,241 was recognized due to costs related to packaging reconfiguration.

The Company write downs on inventory to net realizable value of $23,041 during the three months ended October 31, 2019. The impairment losses were realized on the Company’s inventory and were comprised of the following;

25        MD&A

•

Write down of a surplus of cannabis trim (trim was primarily used for extraction purposes) and milled products the amount of $14,016 due to an excess of stock relative to the Company’s short-term demand for cannabis distillate production;

•

Write down of bulk purchased product of $4,400 due, in part, to an oversupply in the market of bulk products with lower potencies as well as a relatively low value when compared to competing bulk goods with a higher potency in the current adult-use market;

•

Write down of oil based finished goods of $3,436 due a surplus of finished goods as oil-based products haven’t captured the market share as originally estimated. Also contributing to the impairment is the decision made by certain provinces to return oil products with packaged dates greater than 3 to 4 months old and

•	Write down of finished goods of $1,186 which are required to be archived as at October 31, 2019 and possess a net realizable value of $nil.

These write downs of inventory are primarily the result the Company’s economic risk assumed in the Canadian cannabis industry. Most notably, the recent economic climate changed in which, market prices and demands have been revised and adjusted to reflect current information and actual results obtained during the first year of recreational legalization in Canada. These changes included reduced average selling prices per gram and gram equivalents, as well as modified market demands for certain cannabis products ranging from specific active ingredient contents to method of consumption. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results. See “Risk Factors” for additional economic and inventory risks.

Operating Expenses

		For the three months ended		For the nine months ended
	April 30, 2020	January 31, 2020	April 30, 2019	April 30, 2020	April 30, 2019
	$	$	$	$	$
General and administration	11,238	14,446	10,495	40,833	23,572
Marketing and promotion	2,131	377	5,122	9,621	21,671
Share-based compensation	6,171	7,903	8,162	22,237	17,811
Research and development	1,017	1,201	—	3,962	—
Amortization of intangible assets	341	1,683	137	3,690	360
Depreciation of property, plant and equipment	1,566	1,992	140	4,890	1,166
Restructuring costs	865	259	—	4,846	—
Impairment of property, plant and equipment	220	32,082	—	33,004	—
Impairment of intangible assets	—	106,189	—	106,189	—
Impairment of goodwill	—	111,877	—	111,877	—
Realization of onerous contract	—	3,000	—	3,000	—
Disposal of long lived assets	3,237	497	—	3,734	—

Total	26,786	281,506	24,056	347,883	64,580

Operating expenses include general and administrative expenses, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, and general corporate communications expenses. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

During the three months ended April 30, 2020, the Company’s general and administrative expenses decreased to $11,238 from $14,446, quarter over quarter. The Company continues looking to towards achieving positive adjusted EBITDA and making efforts towards reducing its operating expenses. Quarter over quarter, insurance costs were reduced by $550, total legal and professional fees were reduced by $1,053, total IT/telecom costs decreased by $261 and a reduction to travel related costs of $437 was realized, approximately half of which was due to COVID-19 related reduced travel.

General and administrative expenses increased moderately by 7% from $10,495 in the three months ended April 30, 2020, compared to the comparative period of previous fiscal year. This change is indicative of increased growth to total operations when compared to the third quarter of fiscal 2019, however, due to the Company’s concerted effort to reduce operating expenses through its rightsizing activities. Primary drivers of this net change include; increase of salaries and benefits of $1,017, offset by reductions to consulting and travel costs of $367 and $344, respectively.

Total general and administrative expenses for the nine months ended April 30, 2020 increased to $40,833 from $23,572 as compared to the same period of fiscal 2019. This increase reflects the general increase to the scale of our operations, including an increase in management, general, finance and administrative staff which lead to an increase of $3,658 to wages and payroll related expenses. Professional services such as legal fees, audit fees and other accounting advisory services increased by $3,407 as Company has increased in both complexity and size. When compared to the third quarter of fiscal 2019, an increase of $5,246 was realized for additional commercial insurance costs and directors and officer’s insurance due to the Company’s NYSE listing. Finally, IT/telecom related expenses have grown by $1,245 as the Company’s leased commercial administrative space and headcount has increased.

26        MD&A

MARKETING AND PROMOTION

During the three and nine months ended April 30, 2020 total market and promotion expenses decreased to $2,131 and $9,621 from $5,122 and $21,671, respectively. The decrease to these expenses during fiscal 2020 is due to the timing of legalization to the Canadian cannabis adult-use market. During the fiscal year to date period ended April 30, 2019 the Company underwent major marketing and promotional campaigns in order to establish its market presence and build its brand of HEXO through several marketing venues. In subsequent periods, these efforts were scaled back and rightsized in order to more closely align with the Company’s current needs. Marketing and promotional expenses in the current period are reflective of the appropriate staff and travel-related expenses, printing and promotional materials and campaigns as well as advertisement costs. The cost reductions attributable to the reduction promotional and advertising activities in the three and nine months ended April 30, 2020 amounted to $2,311 and $11,003, respectively.

Quarter over quarter marketing and promotion expenses increased from $377. The increase is due to the Company’s rightsizing and cost reduction activity in the previous quarter, in which, the Company renegotiated certain of its marketing engagements which resulted in $852 in cost recoveries.

RESEARCH AND DEVELOPMENT (“R&D”)

The Company incurred R&D related expensed of $1,017 during the three months ended April 30, 2020. Quarter over quarter R&D expenses were reduced by $184 from $1,201. The decrease is reflective of a rightsizing to the R&D and innovation departments headcount and the resultant lower payroll related expenses. The comparative period of fiscal 2019 is nil, as the Company began realizing significant R&D expenses during the fourth quarter of fiscal 2019.

SHARE-BASED COMPENSATION

Share-based compensation decreased to $6,171 as compared to $8,162 for the same period in fiscal 2019. Due to the vesting structuring of stock option grants issued in fiscal 2019, the realization of share-based expense is weighted more significantly in the first subsequent twelve months after issuance. Thus, critical vesting milestones have been reached, along with subsequent grants in fiscal 2020 containing a lower call option value due to lower market prices, and therefore lower contribution of expenses over time.

Share-based compensation decreased by $1,732 from $7,903 quarter over quarter as a result of those reasons outlined above.

Total stock-based compensation for the nine months ended April 30, 2020 increased to $22,237 from $17,811 as compared to the same period of fiscal 2019 due to the first two fiscal quarters of fiscal 2020 incurring the more heavily weighted expenses during the first year of vesting after the grants issued in the third quarter of fiscal 2019.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

The depreciation of property, plant and equipment decreased in the period to $1,566 from $1,992 in the third quarter of fiscal 2020 as compared to previous quarter. This decrease is the result of the lower book value base upon which depreciation is taken due the $31,606 of impairment to certain Niagara based property, plant and equipment, realized in previous fiscal quarter.

The depreciation of property, plant and equipment has increased to $1,566 in the quarter, compared with $140 for the same period in fiscal 2019. New the fiscal year was the adoption of IFRS 16 – Leases, which took place August 1, 2019 in which certain material capital leases are capitalized as right-of-use assets to property, plant and equipment. Resultant to this, depreciation of the Company’s right-of-use assets contributed $752 in the period, where none such depreciation existed in the comparative period of fiscal 2019. The increase is due to the general increased scale of operations of the Company and long lives assets acquired through business acquisition which took place on May 24, 2019. The resultant additions to office furniture, vehicles and other equipment in which the associated depreciation is not capitalized to inventory increased the total depreciation when compared to the prior fiscal years third quarter.

Total depreciation of property, plant and equipment for the nine months ended April 30, 2020 increased to $4,890 from $1,166 as compared to the same period of fiscal 2019 for those reasons as outlined above.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets decreased significantly in the period to $341 from $1,683 in the second quarter of fiscal 2020. This decrease is the result of the lower book value base upon which amortization is taken due the impairment of intangible assets realized in previous fiscal quarter.

Amortization of intangible assets has increased by $204 in the quarter, compared to $137 for the same period in fiscal 2019. The cause of this increase is the result of the additional amortization incurred over the fair market value of the identified $113,888 cultivation and license intangible assets obtained on May 24, 2019 through a business acquisition, subsequently impaired (in the second quarter of fiscal 2020) to a value $7,699. Additionally, capitalized patents have increased by $1,112 since the comparative period.

Total amortization of intangible assets for the nine months ended April 30, 2020 increased to $3,690 from $360 as compared to the nine months ended April 30, 2019, for those reasons as outlined above.

RESTRUCTURING COSTS

During the three and nine months ended April 30, 2020, the Company incurred restructuring costs associated to the rightsizing of operations. These expenses are the result of the restructuring efforts as discussed in the section – Corporate Restructuring. These

27        MD&A

costs amounted to $865 and $4,596, respectively and were primarily comprised of severance and other payroll related termination costs. There were no restructuring costs incurred during fiscal year 2019.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT & LOSS ON DISPOSAL

Operations at the Niagara facility had previously been halted as a result of the Company’s restructuring plans, see – Corporate Restructuring’. On March 2, 2020, the Company completed a strategic review of its cultivation capacity and made the decision to market the Niagara facility for sale. As a result, the carrying amount of the Niagara facility has been classified as held for sale and is expected to be recovered principally through its sale rather than through continuing use. During the three months ended April 30, 2020, certain of the Niagara equipment was disposed of driving the resultant loss of $3,237.

Further impairment of $220 were incurred in the period on the basis of adjusting the Niagara facility and land held for sale to its sales price (fair market value less disposal costs).

The recoverable amount was determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy. As a result, an impairment loss of $31,606 was recorded in property, plant and equipment during the three months ended January 31, 2020. There was no impairment of property, plant and equipment in the current period or the comparative period. During the nine months ended April 30, 2020, the Company also realized impairment losses of $1,178 related to its right of use assets no longer utilized.

IMPAIRMENT OF INTANGIBLE ASSETS

During the three months ended January 31, 2020, in connection with the impairment loss of the Niagara facility’s property, plant and equipment the Company recorded an impairment loss of $106,189 relating to the cultivation and processing licenses associated with the Niagara facility. The licenses were acquired on the purchase of Newstrike Brands Ltd. and were recorded at fair market value.

There was no impairment of intangible assets in the current or comparative period.

IMPAIRMENT OF GOODWILL

During the previous quarter (the three months ended January 31, 2020), the Company recorded $111,877 of impairment to goodwill. Goodwill is monitored at the operating segment level, which is a company-wide level. As at January 31, 2020, the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization. In addition, slower than expected retail store roll outs in Canada and delays in government approval for cannabis derivative products resulted in a constrained distribution channels which have adversely affected overall market sales and profitability. As a result of these factors, management performed an indicator-based impairment test of Goodwill as at January 31, 2020.

The Company allocated all of its goodwill to the corporate level HEXO cost generating unit for impairment testing purposes, as this is the level at which management monitors goodwill. The recoverable amount was determined based on fair value less cost of disposal using a market-based approach based on the market capitalisation of the Company as at January 31, 2020. The assessment concluded that a full write down of goodwill was applicable.

There was no impairment of goodwill in the three months ended April 30, 2020 or during comparative period in fiscal 2019.

Other Income and Losses

	For the three months ended			For the nine months ended
	April 30,	January 31,	April 30,	April 30,	April 30,
	2020	2020	2019	2020	2019
	$	$	$	$	$
Revaluation of financial instruments gain/(loss)	4,955	2,714	(1,121)	7,966	(4,273)
Share of loss from investment in associates and joint ventures	(1,195)	(1,591)	(1,067)	(4,468)	(1,712)
Unrealized (loss)/gain on convertible debenture receivable	(212)	(413)	(4,117)	(3,253)	1,862
Unrealized loss on investments	(311)	(6,553)	(277)	(8,535)	(277)
Realized loss on investments	(1,217)	(242)	—	(1,444)	—
Foreign exchange gain/(loss)	2,443	617	(39)	3,017	(27)
Interest and financing expenses	(3,279)	(3,598)	(148)	(7,312)	(164)
Interest income	353	317	1,242	1,239	3,612

Total non-operating income/(loss)	1,537	(8,749)	(5,527)	(12,790)	(979)

Total other income and (losses) decreased to $1,537 in the three months ended April 30, 2020, from ($8,749) for the three months ended January 31, 2020 and from ($5,527) in the same period of fiscal 2019.

REVALUATION OF FINANCIAL INSTRUMENTS

During the period the Company’s gain on the revaluation of financial instruments increased to $4,955 from $2,714 in the comparative period. This is the result of a favorable reduction to the associated warrant liability upon the Black-Scholes revaluation as at the period end, primarily due to a decrease in the underlying market price from January 31, 2020.

28        MD&A

Alternatively, during the comparative period third quarter of fiscal 2019, a loss of ($1,121) occurred upon revaluation as the result of an increase to the underlying market price of the instrument. The underlying number of USD backed warrants has also increased to 13,473,056 (due to the private placements raised in the previous quarter) from 392,850 in the comparative period.

Total activity for the nine months ended April 30, 2020 increased to a gain position as compared to the nine months ended April 30, 2019, for those reasons as outlined above.

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

The line item represents the Company’s share of the operational results of our ventures and therefore are a function of the cumulative financial results for the period.

The total loss for the nine months ended April 30, 2020 increased to as compared to the nine months ended April 30, 2019, due to continued operational growth over the period, resulting in increased losses.

LOSSES ON CONVERTIBLE DEBENTURES

The loss on convertible debenture valuation remained relatively flat in the period from the previous quarter due to the conversion of the debentures to shares occurring early in the current quarter, resulting in minimized underlying share price volatility.

Alternatively, during the comparative period third quarter of fiscal 2019, the loss on revaluation as the result of the Company still possessing the total $10,000 of convertible debentures.

Total activity for the nine months ended April 30, 2020 amounted to a loss position as compared to the nine months ended April 30, 2019, due to the relative decrease of the underlying market price of the shares to which the instrument is revaluated too at each period end.

REALIZED AND UNREALIZED LOSSES ON INVESTMENTS

During the three months ended April 30, 2020, the company converted the remaining $7,000 convertible debentures and disposed of the common shares at a loss of $1,217. In the previous quarter, $3,000 convertible debentures were converted to common shares and sold at a loss, however the underlying market price decreased during the period resulting in higher loss per share disposal when compared to the prior period. These losses amounted to $1,468 in the nine months ended April 30, 2020.

No similar activity took place during the three and nine months ended April 30, 2019.

FOREIGN EXCHANGE GAIN/(LOSS)

The significant gain on foreign exchange realized in the three and nine months ended April 30, 2020 is due to the increase USD cash balance as generated from the two private placements in the second quarter of fiscal 2020 which generated gross proceeds of USD$45,000.

INTEREST AND FINANCING EXPENSES

These expenses are primarily comprised of accrued interest generated by the $70,000 convertible debentures issued in December 2019 and therefore were not present within the comparative period of fiscal 2019. These expenses remained relatively flat quarter over quarter.

INTEREST INCOME

These expenses are primarily comprised of accrued interest generated by the Company’s cash holdings, primarily the high interest savings accounts and GICs. The underlying cash balance remained relatively consistent quarter over quarter and therefore the generated income also remained flat.

As compared the three and nine months ended April 30, 2019 the Company’s cash balance has decreased from $173,092 to $94,325 thus, resulting in a reduction to generated interest income.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring costs as they are non-recurring expenses, plus (minus) certain non-cash items, as determined by management as follows:

	Q3’20	Q2’20	Q1’20	Q4’ 19	Q3 ’19
	$	$	$	$	$
Total net loss	(19,519)	(298,167)	(60,016)	(44,729)	(7,751)

Income taxes (recovery)	—	—	(6,023)	(18,213)	—

29        MD&A

	Q3’20	Q2’20	Q1’20	Q4’ 19	Q3 ’19
	$	$	$	$	$
Finance expense (income), net	2,926	3,281	(136)	(1,270)	(1,094)
Depreciation, included in cost of sales	950	920	433	446	293
Depreciation, included in operating expenses	1,566	1,992	1,333	582	140
Amortization, included in operating expenses	341	1,683	1,666	1,406	137

Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(4,955)	(2,714)	(297)	(543)	1,121
Share of loss from investment in joint venture	1,195	1,591	1,682	1,253	1,067
Unrealized loss/(gain) on convertible debentures	212	413	2,627	125	4,117
Unrealized loss on investments	311	6,553	1,671	38	277
Realized loss/(gain) on investments	1,217	242	(17)	215	—
Foreign exchange loss/(gain)	(2,443)	(617)	46	51	39

Non-cash fair value adjustments
Realized fair value amounts on inventory sold	9,251	5,447	6,663	7,285	4,665
Unrealized gain on changes in fair value of biological assets	(6,379)	(7,948)	(7,051)	(5,322)	(20,057)

Non-recurring expenses
Restructuring costs	865	259	3,722	—	—

Other non-cash items
Share-based compensation, included in operating expenses	6,171	7,903	8,164	10,197	8,162
Share-based compensation, included in cost of sales	396	964	238	936	403
Write-off biological assets and destruction costs	—	—	663	—	—
Write-off of inventory	—	—	2,175	—	—
Write down of inventory to net realizable value	181	16,089	23,041	19,335	—
Impairment loss on right-use-assets	—	476	702	—	—
Impairment loss on property, plant and equipment	220	31,606	—	—	—
Impairment of intangible assets	—	106,189	—	—	—
Impairment of goodwill	—	111,877	—	—	—
Recognition of onerous contract	—	3,000	—	—	—
Disposal of long-lived assets	3,237	497	—	—	—

Adjusted EBITDA	(4,257)	(8,464)	(18,704)	(28,208)	(8,481)

From total net loss, standard EBITDA items such as interest, taxes, depreciation and amortization were added back. Additional investment gains and losses were adjusted as these items are considered non-operating and/or in the start-up phase of operations. Non-cash fair value adjustments to inventory and biological assets were adjusted as these were non-cash. Restructuring costs were adjusted as they are considered one-time non-recurring charges. Other non-cash items are removed to arrive at Adjusted EBITDA which is a measure used by industry to approximate operating earnings.

During the three months ended April 30, 2020, the Company’s Adjusted EBITDA decreased further from the previous quarter due increased gross margin before fair value adjustments of 40% and a 10% decrease to general and administrative, marketing and promotion and R&D expenses costs in Q3 2020. (See section Revenue, Cos of Sales and Operating Expenses for variance assessments).

Biological Assets – Fair Value Measurements

As at April 30, 2020, the changes in the carrying value of biological assets are as follows:

	April 30, 2020	July 31, 2019
Carrying amount, beginning of period	$7,371	$2,332
Acquired through acquisition(1)	—	3,291
Production costs capitalized	30,395	19,215
Net increase in fair value due to biological transformation less cost to sell	21,378	38,856
Transferred to inventory upon harvest	(52,563)	(56,323)
Write off of biological assets and destruction costs	(663)	—

Carrying amount, end of period	$5,918	$7,371

[1]Acquired	through the acquisition of Newstrike Brands Ltd. completed on May 24, 2019

As at April 30, 2020, the fair value of biological assets included $6 in seeds and $5,912 in cannabis plants ($2 in seeds and $7,369 in cannabis plants as at July 31, 2019). During the three and nine months ended April 30, 2020, the Company recorded destruction costs and a write off on its biological assets of $nil and $663, respectively, due to the suspension of production at the Niagara facility.

30        MD&A

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period-end.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

Unobservable inputs	Input values		An increase or decrease of 5% applied to the
			unobservable input would result in a change
			to the fair value of approximately
	April 30, 2020	July 31, 2019	April 30, 2020	July 31, 2019
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower and Trim yields per plant.	$3.64 per dried gram	$4.23 per dried gram	$416	$601

Yield per plant Derived from historical harvest cycle results on a per strain basis.	65 – 157 grams per plant	15 – 123 grams per plant	$290	$295

Stage of growth Derived from the estimates of stage of completion within the harvest cycle.	Average of 40% completion	Average of 29% completion	$290	$295

Waste Derived from the estimates of planned removal and naturally occurring waste within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle	0%–30% dependent upon the stage within the harvest cycle	No material variance	No material variance

Quarterly Results

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended April 30, 2020. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q3 ’20	Q2 ’20	Q1 ’20	Q4 ’19
	April 30, 2020	January 31, 2020	October 31, 2019	July 31, 2019
Net revenue	$22,132	$17,007	$14,499	$15,424
Total net loss	(19,519)	(298,167)	(60,016)	(44,729)
Loss per share – basic	(0.07)	(1.13)	(0.23)	(0.21)
Loss per share – fully diluted	(0.07)	(1.13)	(0.23)	(0.21)

	Q3 ’19	Q2 ’19	Q1 ’19	Q4 ’18
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018
Net revenue	$13,017	$13,438	$5,663	$1,410
Total net loss	(7,751)	(4,325)	(12,803)	(10,509)
Loss per share – basic	(0.04)	(0.02)	(0.07)	(0.05)
Loss per share – fully diluted	(0.04)	(0.02)	(0.07)	(0.05)

The Company’s net revenues have increased considerably during the previous quarters when compared to the first quarter of fiscal 2019 and beyond. This is due to the legalization of adult-use cannabis in Canada and the Company’s introduction into this market beginning on October 17, 2018.

The net loss in the period has decreased significantly from the previous quarter as a result of $250,850 in impairments to goodwill, property, plant and equipment, intangible assets associated with the Niagara, ON facility realized in that period, see ‘Operating Expenses’ section. The first quarter’s loss of fiscal 2020 was mostly impacted by $25,879 of inventory and biological asset impairment losses and write offs. The significant jump in the Company’s total loss realized in the fourth quarter of fiscal 2019 was primarily due to approximately $23,000 in additional operating expenses the $23,041 impairment loss on inventory. The third quarter of fiscal 2019 saw increased general, administrative and stock based compensation expenses due to the growth of scale in the Company’s operations. In the second quarter of fiscal 2019 a stabilization in marketing/branding expenses occurred from the previous quarter thus reducing the net loss, offset by increased gross margin due to the Company’s first full quarter of adult-use sales. The Company experienced a ramp up of expenses to prepare for the legalized adult-use market primarily in the first quarter of fiscal 2019 and quarter four of fiscal 2018 resulting in increased net losses. The fourth quarter of fiscal year 2018 ended July 31, 2018 pertains to the Company’s operations

31        MD&A

within the medical market only and included in the first quarter of fiscal 2018 were tremendous scaling efforts to meet the coming demand of the adult-use market legalized on October 17, 2018.

Financial Position

The following table provides a summary of our interim condensed financial position as at April 30, 2020 and July 31, 2019:

	April 30, 2020	July 31, 2019
Total assets	$697,962	$878,623
Total liabilities	146,066	89,911
Share capital	869,505	799,706
Share-based payment reserve	67,241	40,315
Warrants	73,474	60,433
Contributed Surplus	31,328	—
Non-controlling interest	1,000	1,000
Deficit	$(490,652)	$(112,742)

Total Assets

Total assets decreased to $697,962 as at April 30, 2020 from $878,623 as at July 31, 2019. Goodwill was impaired to $nil from $111,877. Cash and cash equivalents decreased cumulatively to $94,325 from $113,568 section – Liquidity and Capital Resources. Short term investments decreased by $25,003, due to the liquidation of the Company’s GICs. Property plant and equipment increased by $60,812 primarily due to continued leasehold improvements to the Belleville facility, capitalized right of use assets which contributed $21,109 (new in fiscal 2020 due to adoption of IFRS 16) and the associated required additional production equipment required within the facility. The additions to property, plant and equipment were offset by the impairment of the Niagara facility and certain of its equipment in the amount of $33,004, due to the Company’s revised production capacity needs. An impairment of Niagara facilities cultivation and production licenses resulted in a reduction to intangible assets in the amount of $106,189. In connection with the disposal of the Niagara facility and certain its assets, $11,506 of property, plant and equipment has been classified as available for sale. During the period the Company contributed $27,880 to its investment in associate – Truss Beverage Co., the increase in investment was offset by $4,468 in equity loss pickups from Truss and the Company’s joint ventures. Convertible debenture decreased to $399 from $13,354 from the comparative period as the Company has converted and disposed of the underlying securities during the period, the remaining balance pertains to accrued unpaid interest.

Total Liabilities

Total liabilities increased to $146,066 as at April 30, 2020 from $89,911 as at July 31, 2019. The increase was driven by the issuance of $70,000 of unsecured convertible debentures in December 2019, which continue to accrue interest, resulting in the long-term liability of $48,715 which was not present in the comparative period. The Company also closed two registered offerings for a combined USD$45,000 which resulted in an additional warrant liability which has been valued at $2,018. New the fiscal year is the adoption a new lease accounting standard (see section IFRS 16 – Leases) which resulted in the recognition of an assumed lease liability in the amount of $30,748. Accounts payable have decreased to $26,736 from $45,581 due to the Company’s rightsizing of operations and continued push towards a positive adjusted EBITDA.

Share Capital

Share capital increased to $869,505 as at April 30, 2020 from $799,706 at July 31, 2019. Financings in December 2019, January 2020 and April 2020 contributed share capital of $74,969, offset by applicable issuance costs of ($5,570). An increase of share capital of $223 and $177 due to the exercising of stock options and warrants, respectively, were realized during the nine months ended April 30, 2020.

Share-Based Payment Reserve

The share-based payment reserve increased to $67,241 as at April 30, 2020 from $40,315 as at July 31, 2019. The net increase of $26,926 mainly represents the total share-based compensation incurred in the period. During the nine months ended April 30, 2020, 116,532 stock options were exercised resulting in a moderate decrease to the reserve of $87.

Warrants Reserve

The warrant reserve increased to $73,474 as at April 30, 2020 as compared to July 31, 2019, due to the addition of a $20,183 warrant reserve for the 59,800,000 warrants issued on April 13, 2020 under the public offering. This increase was offset decrease of $5,650 was the result of the expiration of the 10,512,208 outstanding January 2018 financing’s common share purchase and further by $1,491 due to the expiration of 4,678,307 outstanding February 2018 common share purchase warrants.

32        MD&A

Contributed Surplus

The Company generated $31,328 of contributed surplus during the period. The expiration of certain of the Company’s warrants (as outlined above) contributed $7,142. The expiry of vested stock options contributed $312 and the net balance of $23,875 was the resulting fair valuation of the conversion feature attached to the $70,000 convertible debentures issued in December 2019.

Liquidity and Capital Resources

Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund our working capital needs, capital asset development and contractual obligations.

For the nine months ended	April 30, 2020	April 30, 2019
	$	$
Operating activities	(93,631)	(44,437)
Financing activities	161,556	103,765
Investing activities	(87,168)	(17,862)

Operating Activities

Net cash used in operating activities for the nine months ended April 30, 2020 increased to ($93,631) from ($44,437) in the comparative period as a result of the total net loss of ($377,910) adjusted for the following:

•

Changes to non-cash working capital of ($59,650) comprised primarily of; increased inventory of ($87,243) (nine months ended April 30, 2019 – ($35,433)) and decreased biological assets of $22,168 (nine months ended April 30, 2019 – $26,309)

•	Goodwill impairment of $111,877 (nine months ended April 30, 2019 – Nil);

•	Other asset impairments of $139,193 (nine months ended April 30, 2019 – Nil);

•	Impairment of right of use assets of $1,178 (nine months ended April 30, 2019 – Nil);

•	Unrealized revaluation gain on biological assets of ($21,378) (nine months ended April 30, 2019 – ($33,534));

•	Impairment losses on inventory of $39,311 (nine months ended April 30, 2019 – Nil);

•	Fair value of inventory sold of $21,360 (nine months ended April 30, 2019 – $9,072); and

•	Share based compensation of $22,237 (nine months ended April 30, 2019 – $17,811).

Financing Activities

Net cash from financing activities for the nine months ended April 30, 2020 was $161,556, increased from net cash generated in the comparative period of $103,765 due to the following events.

•	The Company generated $70,000 (nine months ended April 30, 2019 – Nil) through the issuance of unsecured convertible debentures;

•	The Company generated $104,748 through the issuance of common shares under three separate offerings (nine months ended April 30, 2019 – $57,558); and

•	Issuance costs of ($5,773) (nine months ended April 30, 2019 – ($3,767)) were incurred.

Investing Activities

During the nine months ended April 30, 2020, ($87,168) was used for investing activities compared to cash inflows of $17,862 in the comparative period. The cash outflows were comprised of the following;

•	Net cash of $24,726 (nine months ended April 30, 2019 – $112,651) was acquired through the disposal of short-term investments;

•	The Company incurred capital expenditures over property, plant and equipment of ($95,998) (nine months ended April 30, 2019 – ($103,073)); and

•	Capital calls were made to the Company’s joint ventures and investments in associates of ($29,220) (cash contributed to Truss and joint ventures in the nine months ended April 30, 2019 – ($7,298)).

Going Concern

The interim financial statements have been prepared using International Financial Reporting Standards (IFRS) applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

For the three and nine months ended April 30, 2020, the Company reported a loss of $19,519 and $377,910, respectively, including impairment charges of $220 and $251,070, respectively, related to goodwill, intangible assets, and property plant and equipment;

33        MD&A

negative cash flows from operating activities of $12,685 and $98,197 respectively; and an accumulated deficit of $19,612 and $490,652, respectively.

In the previous quarter’s MD&A, Management had identified its circumstances that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and accordingly, the appropriateness of the use of accounting principals applicable to a going concern. Management executed on its plan to secure the necessary financing to support ongoing operations, including maintaining compliance with existing debt covenants, existing commitments, and costs of acquiring new investments for additional product offerings.

On April 13, 2020 the Company received funding of $43,290 net of issuance costs (see ‘Capital Resources’), which complied with certain covenants of the Company’s term loan. As at April 30, 2020, the Company had net working capital of $215,661 and cash and cash equivalents of $94,325. On May 18, 2020 holders of $29,860 of convertible debenture principal agreed to accept early conversion of their debentures reducing the Company’s obligations and on May 21, 2020 the Company received additional funding of $52,524 net of issuance costs (see ‘Other Corporate Highlights and Events’).

Management has concluded that the Company’s existing cash and cash equivalents, short term investments and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements for at least the next twelve months.

Capital Resources

As at April 30, 2020, working capital totaled $215,661. The exercise of all the in-the-money as at April 30, 2020, issued and outstanding warrants, restricted share units and stock options would result to an increase of cash of approximately $nil, $nil and $216, respectively.

The following table represents the Company’s public and private financing’s during fiscal year 2019 and the nine months ended April 30, 2020 of the current fiscal year. The remaining cash related to finances raised for general corporate and working capital needs are prorated based timing of funds raised and the current periods cash flow.

Date	Type	Gross Proceeds	Initially Intended Use of Net Proceeds	Actual Usage of Proceeds
January 30, 2019	Public offering of common shares	$57,500	The Company’s stated use the net proceeds from the Offering was for general corporate purposes, including funding the Company’s global growth initiatives and research and development to further advance the Company’s innovation strategies.	As witnessed in the Company’s consolidated statement of cash flows for the year ended July 31, 2019 a total of $124,706 of cash was utilized for operating activities, inclusive of $2,822 of R&D expenses. This usage is consistent with the original intended use of the financing and it is reasonable to conclude the financings net proceeds were fully utilized in the fiscal year of 2019.

December 5, 2019	Issuance of 8.0% unsecured convertible debentures	$70,000	The Company’s stated intended use of the net proceeds were for working capital and general corporate purposes.	The Company has remained compliant with its general intended use as at April 30, 2020 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

				The approximated financing net proceeds remaining at the end of Q3’20 is $14,735.

December 31, 2019	Registered direct offering	USD$25,000

The Company’s stated intended use of the net proceeds from the offering were for working capital needs and other general corporate purposes, including funding the Company’s R&D to further advance the Company’s innovation strategies.

The Company expects to use the net proceeds from the Offering in pursuit of its ongoing general business objectives. To that end, a substantial portion of the net proceeds from the Offering are expected to be allocated to working capital requirements and to the continuing development and marketing of the Company’s core products.

The Company incurred operating losses in the three and nine months ended April 30, 2020.

Management has not adjusted its originally intended use of the net proceeds of the financing.

The Company incurred approximately $2,218 of R&D expenses during past two quarters.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. Management will have significant discretion and flexibility in applying the net proceeds from the offering.

The financing net proceeds remaining at the end of Q3’20 is $18,522.

34        MD&A

January 21, 2020	Registered direct offering	USD$20,000

The Company intends to use approximately USD$5,000 of the net proceeds from the offering for capital expenditures relating to its 1 million sq. ft. B9 facility in Gatineau, Québec.

It also intends to use at least USD$3,000 million of the net proceeds from the Offering to fund CBD derived from hemp initiatives aimed at potential business expansion into the United States.

The balance of the net proceeds from the Offering will be used for working capital and other general corporate purposes, including the continuing development and marketing of the Company’s core products, operational excellence initiatives, and research and development to further advance the Company’s innovation strategies.

The Company has not yet determined to pursue any particular stand-alone research and development initiative, and will evaluate such initiatives as they present themselves, including the terms, capital requirements or timing of any such initiatives.

Management has not adjusted its originally intended use of the net proceeds of the financing.

The Company also capitalized $14,779 to its B9 facility in Q2’20 and $8,389 in Q3’20 thus utilizing the USD$5,000 financing proceeds.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. Management will have significant discretion and flexibility in applying the net proceeds from the offering.

The financing net proceeds remaining at the end of Q3’20 are estimated at $6,027.

April 13, 2020	Underwritten public offering	$46,046	The net proceeds generated from the public offering amounted to $43,290. The Company’s stated intended use of the net proceeds were for working capital and general corporate purposes.

The Company incurred operating losses in the three and nine months ended April 30, 2020.

Management has not adjusted its originally intended use of the net proceeds of the financing.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. Management will have significant discretion and flexibility in applying the net proceeds from the underwritten public offering.

The financing net proceeds remaining at the end of Q3’20 are estimated at $41,923

$46,000 Underwritten Public Offering

On April 13, 2020, the Company closed an underwritten public offering for the purchase and sale of 59,800,000 units at a price of $0.77 per unit for gross proceeds of $46,046 before deducting fees and other estimated offering expenses, including 7,800,000 units sold pursuant to the exercise in full of an over-allotment option on closing. Each unit was comprised of one common share and one common share purchase warrant. The warrants have a five year-term and an exercise price of $0.96 per share.

USD$20,000 Registered Direct Offering

On January 21, 2020 the Company closed a registered direct offering with institutional investors for the purchase and sale of

11,976,048 common shares at an offering price of USD$1.67 per share for gross proceeds of USD$20,000 before deducting fees and other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 5,988,024 common shares of the Company. The warrants have a five year-term and an exercise price of USD$2.45 per share.

USD$25,000 Registered Direct Offering

On December 31, 2019 the Company closed a registered direct offering with institutional investors for the purchase and sale of 14,970,062 common shares at an offering price of USD$1.67 per share for gross proceeds of USD$25,000 before deducting fees and

35        MD&A

other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 7,485,032 common shares of the Company. The warrants have a five year-term and an exercise price of USD$2.45 per share.

Issuance of 8.0% unsecured convertible debentures

On December 5, 2019, the Company closed a private placement of 8.0% unsecured convertible debentures for gross aggregate proceeds of $70,000, maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the closing date.

All securities issued in connection with the offering were subject to a four month hold period that expired on April 6, 2020.

Under this offering, certain insiders of the Company purchased and were issued, directly or indirectly, $8,020 principal amount of Debentures, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance to the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to, and the consideration paid by, such persons did not exceed 25% of the Company’s market capitalization.

During the period, the Company announced the early conversion option for the Debentures, see section – ‘Early Conversion Options for Debentures’.

CAPITALIZATION TABLE

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants, options and restricted share units as at July 31, 2019, April 30, 2020 and June 10, 2020.

	June 10, 2020	April 30, 2020	July 31, 2019
Common shares	408,607,219	343,915,819	256,981,753
Warrants	118,779,413	87,560,813	29,585,408
Options	26,671,388	27,262,609	24,288,919
Restricted share units	1,338,335	1,338,335	—

Total	555,396,355	460,077,576	310,856,080

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders will provide the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan. The facility matures in February 14, 2022. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants, including maintaining a minimum cash balance of $15,000 up to maturity. The Company shall repay at minimum 2.5% of the outstanding balance each quarter per the terms of the credit facility agreement. The Company amended the credit facility effective January 31, 2020, in which the original terms were retained, and modifications made to the pre-existing covenants. The Company was in compliance with debt covenants at January 31, 2020. The Company is in compliance with the revised debt covenants as at April 30, 2020. The credit facility has been further amended effective March 27, 2020 to include a covenant that, on or before April 10, 2020: (i) the Company shall have received such securities regulatory authority exemptive relief as is necessary to permit it to conduct an “at-the-market distribution” of common shares; or (ii) the Company shall have (a) entered into one or more definitive agreements with purchasers for the sale of common shares for aggregate net proceeds of at least $15,000, and (b) taken all other steps reasonably necessary, including filing any prospectus and obtaining any stock exchange or other regulatory or third party approval as may be required, to complete the issuance and sale of such common shares as soon as reasonably practicable

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after the entry into of such definitive agreements. In addition, a covenant was added that the Company shall have received net cash proceeds from the issuance of equity securities of not less than $40 million on or before April 30, 2020, which was met on April 13, 2020 through an underwritten public offering of approximately $46 million.

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

Fiscal year	2020	2021 – 2022	2023 – 2024	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	26,736	—	—	—	26,736
Excise taxes payable	4,221	—	—	—	4,221
Onerous contract	3,000	—	—	—	3,000
Convertible debentures	—	48,715	—	—	48,715
Term loan	3,500	28,000	—	—	31,500
Lease obligations	1,107	9,865	8,919	36,802	56,693
Capital projects (1)	4,395	9,592	—	—	13,988
Investment in associate	1,275	—	—	—	1,275
Service contracts	1,072	1,992	223	37	3,324
Purchase contracts	—	1,500	—	—	1,500
Lease based operating expenses (2)	1,923	7,676	6,872	20,348	36,819

	47,230	107,340	16,014	57,187	227,771

(1)

Note the company is contemplating additional amounts to be spent on these project that have not yet been committed. Please refer ‘HEXO GROUP OF FACILTIES” for this information, which also includes a general summary of the projects.

(2)

Lease based operating expense represent the variable operating expenses associated with the lease obligation under IFRS 16, Under IFRS all amounts charged that have no minimum fixed charge are considered variable and not capitalized.

LITIGATION

Class Actions

As of April 30, 2020, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York. One or more of the Company’s current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company’s forward-looking information, including but not limited to the Company’s forecast revenues for Q4 2019 and fiscal 2020, its inventory, “channel stuffing” and the Company’s supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.

While the Company cannot predict the outcome of the actions discussed above, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company’s underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

MediPharm

On January 24, 2020, the Company was served with a statement of claim for $9.8M commenced by a vendor in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company’s acquisition of Newstrike Brands Ltd. on May 24, 2019. The statement of claim filed against the Company is seeking payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purports to contemplate that the Company would purchase certain cannabis products until February 2020. The Company intends to vigorously defend itself against such claim and intends to actively advance its counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of the supplier’s claim in the amount of $9.8M is contested by the

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Company, and the Company is seeking repayment of the full value of the supply agreement of $35M from the supplier in its counterclaim.

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Market Risk

Interest Risk

The Company has exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The fluctuation of the interest rate may result in a material increase to the associated interest. As at April 30, 2020, the Company had short-term investments of $934 (July 31, 2019 - $517) and a term loan with a carrying value of $30,748 (July 31, 2019 – 33,374) (Note 18). All interest rates are fixed. An increase or decrease of 1% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for.

There would be no material impact (July 31, 2019 - $340) if the fair value of these financial assets were to increase or decrease by 10% as of April 30, 2020. The price risk exposure as at April 30, 2020 is presented in the table below.

	April 30, 2020	July 31, 2019
	$	$
Financial assets	2,452	16,756
Financial liabilities	(2,018)	(493)

Total exposure	434	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at April 30, 2020, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and short-term investments are held four Canadian commercial banks with Dun and Bradstreet credit ratings of AA and $664 is held with a credit union that does not have a publicly available credit rating. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario, Alberta and British Columbia. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the nine-month period ended April 30, 2020 is $131 (July 31, 2019 - $37).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at April 30, 2020; this amounted to $129,861.

The following table summarizes the Company’s aging of trade receivables as at April 30, 2020 and July 31, 2019:

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	April 30, 2020	July 31, 2019
	$	$
0–30 days	15,449	14,102
31–60 days	871	1,826
61–90 days	126	166
Over 90 days	374	3,599

Total	16,820	19,693

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three and nine months ended April 30, 2020, the Company’s recorded sales to the crown corporation; Société québécoise du cannabis represents 76% and 75%, respectively, of total applicable periods gross cannabis sales (April 30, 2019 – 83% and 79%).

The Company holds trade receivables from the crown corporations Société québécoise du cannabis and the Ontario Cannabis Store representing 54% and 14% of total trade receivables as of April 30, 2020 (July 31, 2019 – 56% and 23%, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at April 30, 2020, the Company had $95,259 (July 31, 2019 – $139,505) of cash and cash equivalents and short-term investments, and $16,820 in trade receivables.

The Company has current liabilities of $43,816 and contractual commitments of $24,883 due before the end of fiscal 2021. The Company’s existing cash and cash equivalents, short term investments and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months. If required, the Company also has access to an additional $15,000 capacity on the Term Loan (Note 15), which is available to be drawn upon until November 30, 2020.

The Company’s success in executing on its longer term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s amended and restated annual audited consolidated financial statements for the fiscal year ended July 31, 2019, which is available under HEXO’s profile on SEDAR and EDGAR. Changes to the accounting assumptions and their underlying methodologies and inputs are presented in Note 3 of the unaudited condensed interim consolidated financial statements for the three and nine months ended April 30, 2020.

Adopted and Upcoming Changes in Accounting Standards

IFRS 16, Leases

As disclosed in note 4 of the interim financial statements, the Company has revised certain financial information related to the adoption of IFRS 16 Leases, that was previously included in the interim financial statements for the period ended October 31, 2019. At August 1, 2019, lease liabilities were understated by $3,562, and right of use assets were understated by the same amount due to an error in the estimate of the Company’s incremental borrowing rate. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively (previously disclosed as 15.95% and 18.95%).

The Company adopted IFRS 16 Leases on August 1, 2019, which introduces a new approach to lease accounting. The Company adopted the standard using the modified retrospective approach, which does not require restatement of prior period financial information, as it recognizes the cumulative impact on the opening balance sheet and applies the standard prospectively. Accordingly, the comparative information in these unaudited interim consolidated financial statements is not restated.

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At the inception of a contract, the Company assesses whether the contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. This policy is applied to contracts entered into, or modified, on or after January 1, 2019.

Practical expedients

Effective August 1, 2019, the IFRS 16 transition date, the Company elected to use the following practical expedients under the modified retrospective transition approach:

•

Leases with lease terms of less than twelve months (short-term leases) and leases of low-value assets (less than $5,000 U.S. dollars) (low-value leases) that have been identified at transition were not recognized in the interim consolidated statement of financial position;

•	Right-of-use assets on transition were measured at the amount equal to the lease liabilities at transition, adjusted by the amount of any prepaid or accrued lease payments;

•	For certain leases having associated initial direct costs, the Company, at initial measurement on transition, excluded these directs costs from the measurement of the right-of-use assets; and

•	Any provision for onerous lease contracts previously recognized at the date of adoption of IFRS 16 has been applied to the associated right-of-use asset recognized upon transition.

The Company as a lessee

Where the Company is a lessee, a right-of-use asset representing the right to use the underlying asset with a corresponding lease liability is recognized when the leased asset becomes available for use by the Company.

The right-of-use asset is recognized at cost and is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset and the lease term on a straight-line basis. The cost of the right-of-use asset is based on the following:

•	the amount of initial recognition of related lease liability;

•	adjusted by any lease payments made on or before inception of the lease;

•	increased by any initial direct costs incurred; and

•	decreased by lease incentives received and any costs to dismantle the leased asset.

The lease term includes consideration of an option to extend or to terminate if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease liabilities are initially recognized at the present value of the lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequent to recognition, lease liabilities are measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there is a change in future lease payments arising mainly from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, renewal or termination option.

The payments related to short-term leases and low-value leases are recognized as other expenses over the lease term in the interim consolidated statements of loss and comprehensive loss.

Significant accounting estimates and assumptions

In the situation where the implicit interest rate in the lease is not readily determined, the Company uses judgment to estimate the incremental borrowing rate for discounting the lease payments. The Company’s incremental borrowing rate generally reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security. On adoption of IFRS 16, the Company has determined a single IBR as the discount rate across all administrative real estate leases due to the leases containing similar characteristics. A separate IBR was used for the discounting of the Company’s production real estate property. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively.

The Company estimates the lease term by considering the facts and circumstances that create an economic incentive to exercise an extension or termination option. Certain qualitative and quantitative assumptions are used when evaluating these incentives.

The Company as a lessor

The Company’s unaudited interim consolidated financial statements were not impacted by the adoption of IFRS 16 Leases in relation to lessor accounting. Lessors will continue with the dual classification model for recognized leases with the resultant accounting remaining unchanged from IAS 17, Leases.

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Impact of Change in Accounting Policy

On August 1, 2019, the Company recognized $21,360 of right-of-use assets and $19,488 of lease liabilities. The Company applied its weighted average incremental borrowing rate as at August 1, 2019 to determine the amount of lease liabilities. The effect of the adjustment to the amounts recognized in the Company’s interim consolidated statement of financial position at August 1, 2019 is shown below:

	August 1, 2019, as previously reported	IFRS 16 remeasurement adjustments on August 1, 2019	As reported under IFRS 16 August 1, 2019
Assets
Non-current
Property, plant and equipment	$258,793	$21,360	$280,153

Total Assets	$258,793	$21,360	$280,153

Liabilities
Current liabilities
Lease liabilities	—	3,556	3,556

Non-current liabilities
Lease liabilities	—	17,804	17,804

Total Liabilities	$—	$21,360	$21,360

Total commitments as at July 31, 2019 were $192,230, which included certain contractual financial obligations related to service agreements, purchase agreements, operating lease agreements, and construction contracts. Of this total, $101,741 is related to operating lease commitments. The following is a reconciliation of total operating lease commitments as at July 31, 2019 to the lease liabilities recognised as at August 1, 2019:

Total operating leases commitments as at July 31, 2019	$101,741

Less: Variable components of operating leases	(49,330)
Less: Low value and/or short-term lease	(88)

Operating lease liability before discounting	52,323
Adjustment to reflect discounting of operating lease commitments at August 1, 2019, using the incremental borrowing rate	(30,963)

Total lease liabilities recognized under IFRS 16 as at August 1, 2019 (Note 31)	$21,360

Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 4.63% of the outstanding shares of the Company as at April 30, 2020 (July 31, 2019 – 6.15%).

Compensation provided to key management during the period was as follows:

	For the three months ended		For the nine months ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Salary and/or consulting fees	$715	$1,698	$2,365	$3,429
Termination benefits	427	—	427	—
Bonus compensation	—	113	42	328
Stock-based compensation	4,302	6,207	13,894	13,506

Total	$5,444	$8,018	$16,728	$17,263

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

The Company leases a space in Belleville from the related party BCI, that supports its manufacturing activities and is based in Belleville, Ontario. The Company paid $5,510 during the nine months ending April 30, 2020. This lease is recognized on the Company’s balance sheet under IFRS 16.

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The Company subleases portion of its Belleville lease to another related party Truss Beverage Co. The accrued charges on this lease amount to $380 during the nine months ended April 30, 2020. This sublease is recognized as a capital lease receivable on the Company’s balance sheet.

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On April 28, 2020, the Company granted certain of its executives a total 900,000 stock options with an exercise price of $0.69. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

On October 29, 2019, the Company granted certain of its executives a total of 829,034 stock options and 1,428,449 RSU’s with an exercise price/unit value of $3.30. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. The RSU’s vest in full on the third-year anniversary after the grant date.

On July 26, 2019, the Company granted certain of its directors a total 250,000 stock options with an exercise price of $5.88.

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weakness in our internal control over financial reporting as at April 30, 2020, are set forth below.

Material Changes to the Control Environment

During the period the Company continued to embark on a transformation project, enabled by a new end to end Enterprise Resource Planning (“ERP”) system. When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale. The project was launched in November 2017 to standardize and automate business processes and controls across the organization. As at April 30, 2020, the system’s Finance, Sales and Procurement processes were functional. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

Identified Material Weaknesses and Remediation Plan

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

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Management has performed a detailed risk assessment to identify key account and business processes and related controls, which was informed by process flow mapping with key control owners.

As of the three and nine months ended April 30, 2020, management has identified the following material weaknesses in the Company’s internal control over financial reporting and implemented the associated remediation activity as outlined below.

COMPLEX SPREADSHEET CONTROLS

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation and review of assumptions, processes and estimate methodology, completeness of data entry, and the accuracy of formulas.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting. The Company intends to move towards an ERP which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

IMPLEMENTATION OF AN ERP

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal controls over financial reporting. The Company intends to fully implement the ERP during fiscal 2020 and will only take reliance upon such controls once the appropriate level of testing is reached.

INVENTORY COUNT

The Company did not have effective controls around its inventory count procedures, specifically with respect to its reconciliation of the ERP system, due to the details outlined in the previous change to control environment section.

To further strengthen controls surrounding inventory, management has initiated or enhanced the following procedures;

•	Segregation of duties to initiate work, production orders and inventory adjustments will be strengthened;

•	Work, production orders and inventory adjustments will be reviewed and approved by the relevant supervisor;

•	Further enhancements to the ERP inventory processing, tracking and reporting functionality and supporting work procedures in order to ensure their sustainability;

•	Additional training, guidance and communications to internal teams and third-party inventory count providers regarding inventory management, count and reconciliation procedures.

PROCUREMENT

The Company did not maintain effective controls over the purchasing of capital goods and services, including the authorization of purchases, processing and payment of vendor invoices, the classification of various expenses and capitalization of assets.

To strengthen the controls surrounding the procurement process, management has initiated or enhanced the following procedures;

•	Enhancements to the ERP’s purchasing functionality; including segregation of duties to initiate and release purchase orders;

•	Additional training, guidance and communications to internal teams regarding the Company’s procurement policies and required adherence to the Governance Authority Matrix.

FINANCIAL REPORTING

The Company did not maintain effective process level and management review controls over manual financial reporting processes and the application of IFRS and accounting measurements related to certain significant accounts and non-routine transactions.

To strengthen the controls surrounding the financial reporting process, management has initiated the following;

•	Assessing the financial and accounting resources in order to identify the areas and functions that lack sufficient personnel and other resources.

•	Hiring additional personnel, to be dedicated to the implementation, maintenance and monitoring of disclosure and financial controls; and,

•	Engaging third-party advisors with appropriate expertise to assist in the application of complex accounting measurements and non-routine transactions.

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Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations and may cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 28, 2019 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

•

Management has applied significant judgment in the assessment of the Company’s ability to continue as a going concern when preparing its interim consolidated financial statements for the periods ended April 30, 2020 and 2019. Management prepares the interim consolidated financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. The Company has considered the private placement subsequent to April 30, 2020 as disclosed in Note 32 in making this assessment. The Company’s existing cash and cash equivalents, short term investments and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months. If required, the Company also has access to an additional $15,000 capacity on the Term Loan, which is available to be drawn upon until November 30, 2020. The Company’s success in executing on its longer term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

•

Our business operations are dependent on our licence under the Cannabis Regulations. These licenses expire on various dates and must be renewed by Health Canada. Failure to comply with the requirements of our licenses or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

•

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

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While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

•	We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons.

•

The volatile Canadian cannabis industry has resulted in several of the Company’s peers to undergo similar rightsizing efforts which could saturate the market with similar assets the Company intends to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

•

Since the latter part of February 2020, financial markets have experienced significant volatility in response to the developing COVID-19 pandemic and equity markets in particular have experienced significant declines. The continued spread of COVID-19 nationally and globally may impact the Company’s ability raise sufficient capital.

•

The continued spread of COVID-19 nationally and globally could also disrupt our cultivation and processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the company’s products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or abroad, which could adversely impact materially the company’s business, operations or financial results.

•

We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited too market pricings, external and internal demand for cannabis and cannabis products and by-products.

•	Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

•

The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the Cannabis Regulations or existing license holders which are not yet active in the industry.

•

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

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•

Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

•

The Company’s credit facility, could expose the Company to risks that its cash flows may become insufficient to satisfy required payments of principal and interest, the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default.

•

The credit facility contains covenants that require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy. Restrictions and covenants from those facilities may limit the Company’s ability to execute its plans.

•

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

•

We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

•

Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

•	The potential expansion into international operations will result in increased operational, regulatory and other risks.

•	There may be a risk of corruption and fraud in any emerging markets in which the Company expands too.

•	The Company’s operations in emerging markets to which it expands could pose an increased inflation risk on the business.

•	The Company ability to successfully identify and make attractive acquisitions, joint ventures or investments, or successfully integrate future acquisitions

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

•

Our activities and resources are currently primarily focused on our facilities on the Gatineau and Belleville campuses, and we will continue to be focused on these campuses for the foreseeable future. Adverse changes or developments affecting these campuses would have a material and adverse effect on our business, financial condition and prospects.

•

We expect to derive a significant portion of our future revenues from the legalized adult-use cannabis industry and recently legalized edible cannabis 2.0 market in Canada, including through our agreements various provincial governing bodies which do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO.

•

We expect to derive a significant portion of our future revenues from the sale of future products of which are still being actively developed and put into production. Failure to adequately meet market demand for edible product in a timely fashion may adversely impact the Company’s profitability.

•

The adult-use cannabis industry is encountering price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.

•	We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

•

Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

•

A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

•

Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Volatility of energy costs and the loss of preferred rate status may adversely impact our business and our ability to operate profitably.

•

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

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•

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

•

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

•

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

•	Conflicts of interest may arise between the Company and its directors.

•	We may not pay any dividends on our common shares in the foreseeable future.

•

The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

•

Our common shares are listed on the TSX and NYSE; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•	There is no assurance the Company will continue to meet the listing requirements of the NYSE (see “Other Corporate Highlights and Events – Non-Compliance with NYSE Listing Notification”).

•	The Company is subject to restrictions from the TSX and NYSE which may constrain the Company’s ability to expand its business internationally.

•

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control. The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the recreational marijuana industry in Canada.

•	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•	The Company may not be successful in the integration of acquisitions into our business.

•	The Company may be unable to successfully achieve the objectives of our strategic alliances.

•	The Company’s operations are subject to increased risk as a result of international expansion.

•	The Company operates in a highly regulated industry which could discourage any takeover offers.

•

We maintain or self-insure various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

•

Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

•

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

•

The Company’s ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

•	The Company may not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline.

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•

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

•

The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

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